UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of June 30, 2025 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2025	12.31.2024
1	Total Assets	1,543,623,000	1,569,110,000
1.01	Current Assets	171,708,000	209,362,000
1.01.01	Cash and Cash Equivalents	979,000	3,134,000
1.01.02	Marketable Securities	13,625,000	13,941,000
1.01.03	Trade and Other Receivables	94,010,000	129,592,000
1.01.04	Inventories	39,441,000	36,774,000
1.01.06	Recoverable Taxes	9,548,000	11,649,000
1.01.06.01	Current Recoverable Taxes	9,548,000	11,649,000
1.01.06.01.01	Recoverable Income Taxes	3,202,000	2,321,000
1.01.06.01.02	Other Recoverable Taxes	6,346,000	9,328,000
1.01.08	Other Current Assets	14,105,000	14,272,000
1.01.08.01	Non-Current Assets Held for Sale	3,141,000	3,455,000
1.01.08.03	Others	10,964,000	10,817,000
1.01.08.03.03	Others	10,964,000	10,817,000
1.02	Non-Current Assets	1,371,915,000	1,359,748,000
1.02.01	Long-Term Receivables	122,365,000	121,017,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	280,000	3,605,000
1.02.01.04	Trade and Other Receivables	4,191,000	6,964,000
1.02.01.07	Deferred Taxes	23,229,000	21,742,000
1.02.01.07.02	Deferred Taxes and Contributions	23,229,000	21,742,000
1.02.01.10	Other Non-Current Assets	94,665,000	88,706,000
1.02.01.10.04	Judicial Deposits	77,552,000	72,282,000
1.02.01.10.05	Other Assets	17,113,000	16,424,000
1.02.02	Investments	331,322,000	366,398,000
1.02.03	Property, Plant and Equipment	905,149,000	858,561,000
1.02.04	Intangible Assets	13,079,000	13,772,000

3

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2025	12.31.2024
2	Total Liabilities	1,543,623,000	1,569,110,000
2.01	Current Liabilities	296,353,000	281,677,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,996,000	8,221,000
2.01.02	Trade Payables	34,938,000	39,741,000
2.01.03	Taxes Obligations	308,000	4,121,000
2.01.03.01	Federal Taxes Obligations	308,000	4,121,000
2.01.03.01.01	Income Tax and Social Contribution Payable	308,000	4,121,000
2.01.04	Current Debt and Finance Lease Obligations	186,757,000	161,475,000
2.01.04.01	Current Debt	134,032,000	106,522,000
2.01.04.03	Lease Obligations	52,725,000	54,953,000
2.01.05	Other Liabilities	42,807,000	48,274,000
2.01.05.02	Others	42,807,000	48,274,000
2.01.05.02.01	Dividends and Interest on Capital Payable	11,009,000	16,334,000
2.01.05.02.04	Other Taxes Payable	19,122,000	19,895,000
2.01.05.02.06	Other liabilities	12,676,000	12,045,000
2.01.06	Provisions	18,607,000	15,427,000
2.01.06.02	Other Provisions	18,607,000	15,427,000
2.01.06.02.04	Pension and Medical Benefits	5,002,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	13,605,000	10,426,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,940,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,940,000	4,418,000
2.02	Non-Current Liabilities	848,048,000	921,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	558,623,000	660,823,000
2.02.01.01	Non-Current Debt	374,697,000	478,198,000
2.02.01.03	Lease Obligations	183,926,000	182,625,000
2.02.02	Other Liabilities	3,201,000	3,256,000
2.02.02.02	Others	3,201,000	3,256,000
2.02.02.02.03	Income Taxes Payable	3,201,000	3,256,000
2.02.03	Deferred Taxes	46,574,000	14,254,000
2.02.03.01	Deferred Income Taxes	46,574,000	14,254,000
2.02.04	Provisions	239,650,000	243,094,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	14,960,000	16,451,000
2.02.04.02	Other Provisions	224,690,000	226,643,000
2.02.04.02.04	Pension and Medical Benefits	65,981,000	64,226,000
2.02.04.02.05	Provision for Decommissioning Costs	148,107,000	151,221,000
2.02.04.02.06	Employee Benefits	478,000	490,000
2.02.04.02.07	Other liabilities	10,124,000	10,706,000
2.03	Shareholders' Equity	399,222,000	366,006,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,322,000	(2,241,000)
2.03.04	Profit Reserves	80,269,000	94,977,000
2.03.05	Retained Earnings/Losses	50,413,000	−
2.03.08	Other Comprehensive Income	59,786,000	67,838,000

4

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 01/04/2025 to 06/30/2025	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Quarter 01/04/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
3.01	Sales Revenues	116,172,000	237,824,000	116,721,000	232,097,000
3.02	Cost of Sales	(62,117,000)	(125,350,000)	(58,849,000)	(114,762,000)
3.03	Gross Profit	54,055,000	112,474,000	57,872,000	117,335,000
3.04	Operating Expenses / Income	(20,591,000)	(32,508,000)	(20,945,000)	(32,260,000)
3.04.01	Selling Expenses	(7,558,000)	(14,464,000)	(6,678,000)	(13,255,000)
3.04.02	General and Administrative Expenses	(2,242,000)	(4,461,000)	(2,520,000)	(4,426,000)
3.04.05	Other Operating Expenses	(15,610,000)	(23,698,000)	(17,095,000)	(23,738,000)
3.04.05.01	Other Taxes	(379,000)	(737,000)	(4,734,000)	(5,095,000)
3.04.05.02	Research and Development Expenses	(1,095,000)	(2,274,000)	(1,008,000)	(1,916,000)
3.04.05.03	Exploration Costs	(1,031,000)	(2,770,000)	(879,000)	(1,545,000)
3.04.05.05	Other Operating Expenses, Net	(12,049,000)	(16,550,000)	(10,474,000)	(15,248,000)
3.04.05.07	Impairment (losses) reversals, net	(1,056,000)	(1,367,000)	−	66,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,819,000	10,115,000	5,348,000	9,159,000
3.05	Net Income Before Financial Results and Income Taxes	33,464,000	79,966,000	36,927,000	85,075,000
3.06	Finance Income (Expenses), Net	1,564,000	7,681,000	(41,147,000)	(55,004,000)
3.06.01	Finance Income	3,222,000	6,433,000	2,582,000	5,062,000
3.06.01.01	Finance Income	3,222,000	6,433,000	2,582,000	5,062,000
3.06.02	Finance Expenses	(1,658,000)	1,248,000	(43,729,000)	(60,066,000)
3.06.02.01	Finance Expenses	(12,165,000)	(24,515,000)	(19,912,000)	(28,959,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	10,507,000	25,763,000	(23,817,000)	(31,107,000)
3.07	Net Income Before Income Taxes	35,028,000	87,647,000	(4,220,000)	30,071,000
3.08	Income Tax and Social Contribution	(8,376,000)	(25,786,000)	1,615,000	(8,976,000)
3.08.01	Current	(2,288,000)	(12,519,000)	(4,216,000)	(15,621,000)
3.08.02	Deferred	(6,088,000)	(13,267,000)	5,831,000	6,645,000
3.09	Net Income from Continuing Operations	26,652,000	61,861,000	(2,605,000)	21,095,000
3.11	Income / (Loss) for the Period	26,652,000	61,861,000	(2,605,000)	21,095,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.07	4.80	(0.20)	1.63
3.99.01.02	Preferred Shares	2.07	4.80	(0.20)	1.63
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.07	4.80	(0.20)	1.63
3.99.02.02	Preferred Shares	2.07	4.80	(0.20)	1.63

5

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 01/04/2025 to 06/30/2025	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Quarter 01/04/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
4.01	Net Income for the Period	26,652,000	61,861,000	(2,605,000)	21,095,000
4.02	Other Comprehensive Income	(2,678,000)	(8,052,000)	18,759,000	23,399,000
4.02.01	Actuarial Gains on Defined Benefits Plans	−	−	6,528,000	6,528,000
4.02.03	Translation Adjustments in investees	(17,942,000)	(45,896,000)	33,732,000	42,715,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,300,000	48,240,000	(34,933,000)	(44,899,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,864,000	7,101,000	3,125,000	6,547,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,536,000)	(18,816,000)	10,815,000	13,040,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	636,000	1,319,000	(508,000)	(532,000)
4.03	Total Comprehensive Income for the Period	23,974,000	53,809,000	16,154,000	44,494,000

6

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 06/30/2025 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(11,448,000)	−	(20,593,000)
5.04.06	Dividends	−	−	(9,145,000)	(11,718,000)	−	(20,863,000)
5.04.11	Expired dividends	−	−	−	270,000	−	270,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	61,861,000	(8,052,000)	53,809,000
5.05.01	Net Income for the Period	−	−	−	61,861,000	−	61,861,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,052,000)	(8,052,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	50,413,000	59,786,000	399,222,000

7

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(36,139,000)	(13,398,000)	−	(51,456,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)
5.04.06	Dividends	−	−	(36,139,000)	(13,446,000)	−	(49,585,000)
5.04.11	Expired dividends	−	−	−	48,000	−	48,000
5.05	Total of Comprehensive Income	−	−	−	21,095,000	23,399,000	44,494,000
5.05.01	Net Income for the Period	−	−	−	21,095,000	−	21,095,000
5.05.02	Other Comprehensive Income	−	−	−	−	23,399,000	23,399,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	122,816,000	7,697,000	39,775,000	373,479,000

8

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
6.01	Net cash provided by operating activities	68,459,000	89,492,000
6.01.01	Cash provided by operating activities	122,378,000	123,597,000
6.01.01.01	Net Income for the period	61,861,000	21,095,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,735,000	10,935,000
6.01.01.03	Results in equity-accounted investments	(10,115,000)	(9,159,000)
6.01.01.04	Depreciation, depletion and amortization	41,374,000	34,224,000
6.01.01.05	Impairment of assets (reversal), net	1,367,000	(66,000)
6.01.01.06	Exploratory expenditures write-offs	1,203,000	542,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,075,000	2,582,000
6.01.01.08	Foreign exchange, indexation and finance charges	(11,294,000)	53,744,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	189,000	226,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,723,000	2,713,000
6.01.01.15	Income Taxes	25,786,000	8,976,000
6.01.01.16	Results from co-participation agreements in bid areas	(290,000)	(533,000)
6.01.01.17	Gain on disposal/write-offs of assets	(392,000)	(1,054,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	3,872,000	127,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,716,000)	(755,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(38,873,000)	(11,199,000)
6.01.02.01	Trade and other receivables, net	(21,972,000)	1,330,000
6.01.02.02	Inventories	(2,683,000)	(3,483,000)
6.01.02.03	Judicial deposits	(2,490,000)	3,471,000
6.01.02.05	Other assets	(203,000)	(821,000)
6.01.02.06	Trade payables	(2,099,000)	5,050,000
6.01.02.07	Other taxes	(1,570,000)	(8,217,000)
6.01.02.08	Pension and medical benefits	(2,980,000)	(2,442,000)
6.01.02.09	Provisions for legal proceedings	(3,176,000)	(995,000)
6.01.02.10	Other Employee Benefits	763,000	(1,726,000)
6.01.02.12	Provision for Decommissioning Costs	(2,420,000)	(2,285,000)
6.01.02.14	Other liabilities	(43,000)	(1,081,000)
6.01.03	Others	(15,046,000)	(22,906,000)
6.01.03.01	Income Taxes Paid	(15,046,000)	(22,906,000)
6.02	Net cash used in investing activities	(14,744,000)	(12,925,000)
6.02.01	Acquisition of PP&E and intangibles assets	(45,165,000)	(28,852,000)
6.02.02	Decrease (increase) in investments in investees	(520,000)	134,000
6.02.03	Proceeds from disposal of assets - Divestment	2,820,000	3,806,000
6.02.04	Divestment (investment) in marketable securities	24,747,000	8,688,000
6.02.05	Dividends received	1,234,000	1,348,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(55,870,000)	(56,523,000)
6.03.02	Proceeds from financing	52,963,000	86,927,000
6.03.03	Repayment of principal - finance debt	(42,992,000)	(55,342,000)
6.03.04	Repayment of interest - finance debt	(13,730,000)	(11,196,000)
6.03.05	Dividends paid to shareholders of Petrobras	(26,154,000)	(54,636,000)
6.03.08	Settlement of lease liabilities	(25,957,000)	(20,357,000)
6.03.10	Share repurchase program	−	(1,919,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(2,155,000)	20,044,000
6.05.01	Cash and cash equivalents at the beginning of the period	3,134,000	2,562,000
6.05.02	Cash and cash equivalents at the end of the period	979,000	22,606,000

9

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
7.01	Sales Revenues	351,189,000	332,122,000
7.01.01	Sales of Goods and Services	306,673,000	298,324,000
7.01.02	Other Revenues	5,410,000	5,825,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	39,295,000	28,199,000
7.01.04	Allowance for expected credit losses	(189,000)	(226,000)
7.02	Inputs Acquired from Third Parties	(135,068,000)	(110,706,000)
7.02.01	Cost of Sales	(41,358,000)	(42,451,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(69,199,000)	(48,400,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,367,000)	66,000
7.02.04	Others	(23,144,000)	(19,921,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(23,144,000)	(19,921,000)
7.03	Gross Added Value	216,121,000	221,416,000
7.04	Retentions	(41,374,000)	(34,224,000)
7.04.01	Depreciation, Amortization and Depletion	(41,374,000)	(34,224,000)
7.05	Net Added Value Produced	174,747,000	187,192,000
7.06	Transferred Added Value	20,005,000	16,931,000
7.06.01	Share of Profit of Equity-Accounted Investments	10,115,000	9,159,000
7.06.02	Finance Income	6,433,000	5,062,000
7.06.03	Others	3,457,000	2,710,000
7.06.03.01	Rentals, royalties and others	3,457,000	2,710,000
7.07	Total Added Value to be Distributed	194,752,000	204,123,000
7.08	Distribution of Added Value	194,752,000	204,123,000
7.08.01	Employee Compensation	20,289,000	23,309,000
7.08.01.01	Salaries	12,335,000	10,764,000
7.08.01.02	Fringe Benefits	7,327,000	11,970,000
7.08.01.03	Unemployment Benefits (FGTS)	627,000	575,000
7.08.02	Taxes and Contributions	105,796,000	92,863,000
7.08.02.01	Federal	75,519,000	62,281,000
7.08.02.02	State	30,197,000	30,462,000
7.08.02.03	Municipal	80,000	120,000
7.08.03	Return on Third-Party Capital	6,806,000	66,856,000
7.08.03.01	Interest	4,018,000	63,911,000
7.08.03.02	Rental Expenses	2,788,000	2,945,000
7.08.04	Return on Shareholders' Equity	61,861,000	21,095,000
7.08.04.01	Interest on Capital	7,743,000	7,671,000
7.08.04.02	Dividends	3,975,000	5,775,000
7.08.04.03	Retained Earnings / (Losses) for the Period	50,143,000	7,649,000

10

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2025	12.31.2024
1	Total Assets	1,174,890,000	1,124,797,000
1.01	Current Assets	135,859,000	135,212,000
1.01.01	Cash and Cash Equivalents	38,177,000	20,254,000
1.01.02	Marketable Securities	13,670,000	26,397,000
1.01.03	Trade and Other Receivables	18,474,000	22,080,000
1.01.04	Inventories	44,927,000	41,550,000
1.01.06	Recoverable Taxes	10,055,000	12,175,000
1.01.06.01	Current Recoverable Taxes	10,055,000	12,175,000
1.01.06.01.01	Recoverable Income Taxes	3,467,000	2,545,000
1.01.06.01.02	Other Recoverable Taxes	6,588,000	9,630,000
1.01.08	Other Current Assets	10,556,000	12,756,000
1.01.08.01	Non-Current Assets Held for Sale	2,842,000	3,157,000
1.01.08.03	Others	7,714,000	9,599,000
1.01.08.03.03	Others	7,714,000	9,599,000
1.02	Non-Current Assets	1,039,031,000	989,585,000
1.02.01	Long-Term Receivables	128,585,000	127,626,000
1.02.01.03	Marketable Securities measured at amortized cost	280,000	3,605,000
1.02.01.04	Trade and Other Receivables	4,685,000	7,777,000
1.02.01.07	Deferred Taxes	29,396,000	28,011,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	5,483,000	5,710,000
1.02.01.07.02	Deferred Taxes and Contributions	23,913,000	22,301,000
1.02.01.10	Other Non-Current Assets	94,224,000	88,233,000
1.02.01.10.04	Judicial Deposits	78,029,000	72,745,000
1.02.01.10.05	Other Assets	16,195,000	15,488,000
1.02.02	Investments	4,243,000	4,081,000
1.02.03	Property, Plant and Equipment	892,931,000	843,917,000
1.02.04	Intangible Assets	13,272,000	13,961,000

11

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2025	12.31.2024
2	Total Liabilities	1,174,890,000	1,124,797,000
2.01	Current Liabilities	179,180,000	194,808,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,945,000	9,336,000
2.01.02	Trade Payables	34,374,000	37,659,000
2.01.03	Taxes Obligations	3,580,000	8,671,000
2.01.03.01	Federal Taxes Obligations	3,580,000	8,671,000
2.01.03.01.01	Income Taxes Payable	3,580,000	8,671,000
2.01.04	Current Debt and Lease Obligations	64,098,000	68,783,000
2.01.04.01	Current Debt	13,508,000	15,887,000
2.01.04.03	Lease Obligations	50,590,000	52,896,000
2.01.05	Other Liabilities	44,521,000	50,440,000
2.01.05.02	Others	44,521,000	50,440,000
2.01.05.02.01	Dividends and Interest on Capital Payable	11,067,000	16,452,000
2.01.05.02.04	Other Taxes Payable	19,389,000	20,336,000
2.01.05.02.06	Other liabilities	14,065,000	13,652,000
2.01.06	Provisions	18,722,000	15,501,000
2.01.06.02	Other Provisions	18,722,000	15,501,000
2.01.06.02.04	Pension and Medical Benefits	5,002,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	13,720,000	10,500,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,940,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,940,000	4,418,000
2.02	Non-Current Liabilities	593,928,000	562,475,000
2.02.01	Non-Current Debt and Finance Lease Obligations	307,339,000	304,684,000
2.02.01.01	Non-Current Debt	127,240,000	127,539,000
2.02.01.03	Lease Obligations	180,099,000	177,145,000
2.02.02	Other Liabilities	3,227,000	3,284,000
2.02.02.02	Others	3,227,000	3,284,000
2.02.02.02.03	Income Taxes Payable	3,227,000	3,284,000
2.02.03	Deferred Taxes	41,485,000	9,100,000
2.02.03.01	Deferred Taxes	41,485,000	9,100,000
2.02.04	Provisions	241,877,000	245,407,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,771,000	17,543,000
2.02.04.02	Other Provisions	226,106,000	227,864,000
2.02.04.02.04	Pension and Medical Benefits	67,444,000	65,576,000
2.02.04.02.05	Provision for Decommissioning Costs	148,555,000	151,753,000
2.02.04.02.06	Employee Benefits	491,000	506,000
2.02.04.02.07	Other liabilities	9,616,000	10,029,000
2.03	Shareholders' Equity	401,782,000	367,514,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,106,000	(2,457,000)
2.03.04	Profit Reserves	80,485,000	95,193,000
2.03.05	Retained Earnings/Losses	50,413,000	−
2.03.08	Other Comprehensive Income	59,786,000	67,838,000
2.03.09	Non-controlling interests	2,560,000	1,508,000

12

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 01/04/2025 to 06/30/2025	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Quarter 01/04/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
3.01	Sales Revenues	119,128,000	242,272,000	122,258,000	239,979,000
3.02	Cost of Sales	(62,449,000)	(124,884,000)	(61,211,000)	(118,231,000)
3.03	Gross Profit	56,679,000	117,388,000	61,047,000	121,748,000
3.04	Operating Expenses / Income	(26,211,000)	(43,880,000)	(27,504,000)	(44,178,000)
3.04.01	Selling Expenses	(7,283,000)	(13,659,000)	(6,612,000)	(13,218,000)
3.04.02	General and Administrative Expenses	(2,627,000)	(5,219,000)	(2,874,000)	(5,090,000)
3.04.05	Other Operating Expenses	(16,555,000)	(25,751,000)	(17,022,000)	(24,417,000)
3.04.05.01	Other Taxes	(722,000)	(1,444,000)	(5,079,000)	(5,774,000)
3.04.05.02	Research and Development Expenses	(1,095,000)	(2,274,000)	(1,008,000)	(1,916,000)
3.04.05.03	Exploration Costs	(1,050,000)	(2,861,000)	(913,000)	(1,583,000)
3.04.05.05	Other Operating Expenses, Net	(12,632,000)	(17,826,000)	(10,223,000)	(15,390,000)
3.04.05.07	Impairment (losses) reversals, net	(1,056,000)	(1,346,000)	201,000	246,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	254,000	749,000	(996,000)	(1,453,000)
3.05	Net Income Before Financial Results and Income Taxes	30,468,000	73,508,000	33,543,000	77,570,000
3.06	Finance Income (Expenses), Net	5,572,000	16,167,000	(36,396,000)	(45,975,000)
3.06.01	Finance Income	1,955,000	3,692,000	2,488,000	5,224,000
3.06.01.01	Finance Income	1,955,000	3,692,000	2,488,000	5,224,000
3.06.02	Finance Expenses	3,617,000	12,475,000	(38,884,000)	(51,199,000)
3.06.02.01	Finance Expenses	(6,030,000)	(11,774,000)	(15,631,000)	(20,941,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	9,647,000	24,249,000	(23,253,000)	(30,258,000)
3.07	Net Income Before Income Taxes	36,040,000	89,675,000	(2,853,000)	31,595,000
3.08	Income Tax and Social Contribution	(9,266,000)	(27,570,000)	338,000	(10,300,000)
3.08.01	Current	(3,018,000)	(14,090,000)	(5,230,000)	(17,525,000)
3.08.02	Deferred	(6,248,000)	(13,480,000)	5,568,000	7,225,000
3.09	Net Income from Continuing Operations	26,774,000	62,105,000	(2,515,000)	21,295,000
3.11	Income / (Loss) for the Period	26,774,000	62,105,000	(2,515,000)	21,295,000
3.11.01	Attributable to Shareholders of Petrobras	26,652,000	61,861,000	(2,605,000)	21,095,000
3.11.02	Attributable to Non-Controlling Interests	122,000	244,000	90,000	200,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.07	4.80	(0.20)	1.63
3.99.01.02	Preferred Shares	2.07	4.80	(0.20)	1.63
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.07	4.80	(0.20)	1.63
3.99.02.02	Preferred Shares	2.07	4.80	(0.20)	1.63

13

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 01/04/2025 to 06/30/2025	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Quarter 01/04/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
4.01	Net Income for the Period	26,774,000	62,105,000	(2,515,000)	21,295,000
4.02	Other Comprehensive Income	(2,678,000)	(8,055,000)	18,774,000	23,415,000
4.02.01	Actuarial Gains on Post-employment Defined Benefits Plans	−	4,000	6,828,000	6,828,000
4.02.03	Translation Adjustments in investes	(17,942,000)	(45,899,000)	33,735,000	42,719,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,300,000	48,240,000	(34,933,000)	(44,899,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,824,000	7,052,000	3,126,000	6,578,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,522,000)	(18,799,000)	10,814,000	13,029,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	662,000	1,347,000	(796,000)	(840,000)
4.03	Total Comprehensive Income for the Period	24,096,000	54,050,000	16,259,000	44,710,000
4.03.01	Attributable to Shareholders of Petrobras	23,974,000	53,809,000	16,154,000	44,494,000
4.03.02	Attributable to Non-controlling Interests	122,000	241,000	105,000	216,000

14

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 06/30/2025 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(11,448,000)	−	(20,593,000)	811,000	(19,782,000)
5.04.06	Dividends	−	−	(9,145,000)	(11,718,000)	−	(20,863,000)	(114,000)	(20,977,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	925,000	925,000
5.04.11	Capital Transactions	−	−	−	270,000	−	270,000	−	270,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	61,861,000	(8,052,000)	53,809,000	241,000	54,050,000
5.05.01	Net Income for the Period	−	−	−	61,861,000	−	61,861,000	244,000	62,105,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,052,000)	(8,052,000)	(3,000)	(8,055,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	50,413,000	59,786,000	399,222,000	2,560,000	401,782,000

15

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(36,139,000)	(13,398,000)	−	(51,456,000)	446,000	(51,010,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)	−	(1,919,000)
5.04.06	Dividends	−	−	(36,139,000)	(13,446,000)	−	(49,585,000)	(189,000)	(49,774,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	635,000	635,000
5.04.11	Expired unclaimed dividends	−	−	−	48,000	−	48,000	−	48,000
5.05	Total of Comprehensive Income	−	−	−	21,095,000	23,399,000	44,494,000	216,000	44,710,000
5.05.01	Net Income for the Period	−	−	−	21,095,000	−	21,095,000	200,000	21,295,000
5.05.02	Other Comprehensive Income	−	−	−	−	23,399,000	23,399,000	16,000	23,415,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	122,816,000	7,697,000	39,775,000	373,479,000	2,561,000	376,040,000

16

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
6.01	Net cash provided by operating activities	91,762,000	93,651,000
6.01.01	Cash provided by operating activities	124,871,000	127,282,000
6.01.01.01	Net Income for the period	62,105,000	21,295,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,871,000	11,245,000
6.01.01.03	Results of equity-accounted investments	(749,000)	1,453,000
6.01.01.04	Depreciation, depletion and amortization	39,928,000	33,009,000
6.01.01.05	Impairment of assets (reversals), net	1,346,000	(246,000)
6.01.01.06	Exploratory expenditures write-offs	1,203,000	542,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,874,000	2,675,000
6.01.01.08	Foreign exchange, indexation and finance charges	(18,725,000)	46,875,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	203,000	249,000
6.01.01.11	Inventory write-back to net realizable value	35,000	(215,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,735,000	2,734,000
6.01.01.15	Income Taxes	27,570,000	10,300,000
6.01.01.16	Results from co-participation agreements in bid areas	(290,000)	(533,000)
6.01.01.17	Gain on disposal/write-offs of assets	(402,000)	(1,469,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	3,872,000	127,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,705,000)	(759,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(16,980,000)	(9,742,000)
6.01.02.01	Trade and other receivables, net	616,000	7,176,000
6.01.02.02	Inventories	(4,902,000)	(1,756,000)
6.01.02.03	Judicial deposits	(2,517,000)	3,236,000
6.01.02.05	Other assets	1,177,000	(366,000)
6.01.02.06	Trade payables	(684,000)	1,043,000
6.01.02.07	Other taxes	(2,539,000)	(9,596,000)
6.01.02.08	Pension and medical benefits	(2,998,000)	(2,454,000)
6.01.02.09	Provisions for legal proceedings	(3,191,000)	(1,027,000)
6.01.02.10	Other Employee Benefits	602,000	(1,865,000)
6.01.02.12	Provision for Decommissioning Costs	(2,435,000)	(2,347,000)
6.01.02.14	Other liabilities	(109,000)	(1,786,000)
6.01.03	Others	(16,129,000)	(23,889,000)
6.01.03.01	Income Taxes Paid	(16,129,000)	(23,889,000)
6.02	Net cash used in investing activities	(24,800,000)	(26,901,000)
6.02.01	Acquisition of PP&E and intangibles assets	(46,467,000)	(29,309,000)
6.02.02	Acquisition of equity interests	(10,000)	(33,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,820,000	3,812,000
6.02.04	Divestment (investment) in marketable securities	16,568,000	(3,648,000)
6.02.05	Dividends received	149,000	326,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(46,937,000)	(89,760,000)
6.03.01	Changes in non-controlling interest	924,000	637,000
6.03.02	Proceeds from financing	17,517,000	3,055,000
6.03.03	Repayment of principal - finance debt	(8,962,000)	(11,734,000)
6.03.04	Repayment of interest - finance debt	(4,966,000)	(5,017,000)
6.03.05	Dividends paid to shareholders of Petrobras	(26,154,000)	(54,636,000)
6.03.06	Dividends paid to non-controlling interests	(181,000)	(386,000)
6.03.08	Settlement of lease liabilities	(25,115,000)	(19,760,000)
6.03.10	Share repurchase program	−	(1,919,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(2,102,000)	5,226,000
6.05	Net increase/ (decrease) in cash and cash equivalents	17,923,000	(17,784,000)
6.05.01	Cash and cash equivalents at the beginning of the period	20,254,000	61,613,000
6.05.02	Cash and cash equivalents at the end of the period	38,177,000	43,829,000

17

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 06/30/2025	Accumulated of the Previous Period 01/01/2024 to 06/30/2024
7.01	Sales Revenues	357,380,000	342,086,000
7.01.01	Sales of Goods and Services	311,446,000	306,523,000
7.01.02	Other Revenues	6,015,000	7,423,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	40,122,000	28,389,000
7.01.04	Allowance for expected credit losses	(203,000)	(249,000)
7.02	Inputs Acquired from Third Parties	(134,498,000)	(113,604,000)
7.02.01	Cost of Sales	(46,674,000)	(48,538,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(64,171,000)	(46,522,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,346,000)	246,000
7.02.04	Others	(22,307,000)	(18,790,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(22,307,000)	(18,790,000)
7.03	Gross Added Value	222,882,000	228,482,000
7.04	Retentions	(39,928,000)	(33,009,000)
7.04.01	Depreciation, Amortization and Depletion	(39,928,000)	(33,009,000)
7.05	Net Added Value Produced	182,954,000	195,473,000
7.06	Transferred Added Value	6,602,000	5,264,000
7.06.01	Share of Profit of Equity-Accounted Investments	749,000	(1,453,000)
7.06.02	Finance Income	3,692,000	5,224,000
7.06.03	Others	2,161,000	1,493,000
7.06.03.01	Rentals, royalties and others	2,161,000	1,493,000
7.07	Total Added Value to be Distributed	189,556,000	200,737,000
7.08	Distribution of Added Value	189,556,000	200,737,000
7.08.01	Employee Compensation	22,230,000	25,157,000
7.08.01.01	Salaries	13,848,000	12,023,000
7.08.01.02	Fringe Benefits	7,692,000	12,507,000
7.08.01.03	Unemployment Benefits (FGTS)	690,000	627,000
7.08.02	Taxes and Contributions	109,674,000	96,282,000
7.08.02.01	Federal	78,864,000	65,153,000
7.08.02.02	State	30,511,000	30,778,000
7.08.02.03	Municipal	299,000	351,000
7.08.03	Return on Third-Party Capital	(4,453,000)	58,003,000
7.08.03.01	Interest	(7,209,000)	55,045,000
7.08.03.02	Rental Expenses	2,756,000	2,958,000
7.08.04	Return on Shareholders' Equity	62,105,000	21,295,000
7.08.04.01	Interest on Capital	7,743,000	7,671,000
7.08.04.02	Dividends	3,975,000	5,775,000
7.08.04.03	Retained Earnings / (Losses) for the Period	50,143,000	7,649,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	244,000	200,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2024, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 7, 2025.

1.1.	New standards and interpretations

On January 1, 2025, as disclosed in explanatory note 6 to the financial statements for December 31, 2024, regulations issued in Brazil and abroad came into effect, the main ones being:

•	Lack of exchangeability – Amendments to IAS 21, issued by the IASB, with corresponding technical pronouncement issued by the CPC and approved by the CVM; and
•	Technical guidance OCPC 10 – Carbon Credits (tCO2e), emission permits (allowances) and decarbonization credits (CBIO). This guidance was issued in Brazil without equivalence to the standards issued by the IASB.

The initial application of these regulations did not have a material effect on the consolidated and individual interim financial information for June 30, 2025.

2.	Material accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

This includes cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2025	12.31.2024
Cash at bank and in hand	1,390	841
Short-term financial Investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	11,957	8,996
Bank Deposit Certificates and other investment funds	886	1,152
	12,843	10,148
- Abroad
Time deposits	14,776	4,509
Sweep accounts and interest-bearing accounts	9,057	4,495
Other financial investments	111	261
	23,944	9,265
Total short-term financial investments	36,787	19,413
Total cash and cash equivalents	38,177	20,254

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

3.2.	Marketable securities
		Consolidated
	06.30.2025	12.31.2024
Fair value through profit or loss	1,118	3,290
Amortized cost - Bank Deposit Certificates and time deposits	12,552	26,434
Amortized cost – Others	280	278
Total	13,950	30,002
Current	13,670	26,397
Non-current	280	3,605

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
		Consolidated
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	154,187	311,446	156,282	306,523
Sales taxes (1)	(35,059)	(69,174)	(34,024)	(66,544)
Sales revenues	119,128	242,272	122,258	239,979
Diesel	35,010	73,370	36,396	71,447
Gasoline	17,415	34,755	16,015	31,883
Liquefied petroleum gas	5,004	9,286	4,134	7,890
Jet fuel	5,718	12,284	5,980	11,845
Naphtha	2,408	4,804	2,521	4,639
Fuel oil (including bunker fuel)	750	1,717	1,213	2,915
Other oil products	5,494	10,934	5,596	10,643
Subtotal oil products	71,799	147,150	71,855	141,262
Natural gas	5,514	10,676	5,918	12,464
Crude oil	6,064	14,272	5,502	11,590
Nitrogen products and renewables	235	545	227	383
Breakage	308	592	632	1,324
Electricity	835	1,645	543	1,174
Services, agency and others	1,031	1,999	1,052	2,275
Domestic market	85,786	176,879	85,729	170,472
Exports	32,154	63,559	35,053	66,743
Crude oil	25,213	47,516	26,813	51,131
Fuel oil (including bunker fuel)	6,182	13,096	5,859	12,413
Other oil products and other products	759	2,947	2,381	3,199
Sales abroad (2)	1,188	1,834	1,476	2,764
Foreign Market	33,342	65,393	36,529	69,507
Sales revenues	119,128	242,272	122,258	239,979
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the six-month period ended June 30, 2025 and June 30, 2024, sales to the same two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues, respectively.

			Consolidated
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Brazil	85,786	176,879	85,729	170,472
Domestic market	85,786	176,879	85,729	170,472
China	11,408	17,684	15,116	22,475
Americas (except United States)	4,436	8,358	4,995	10,192
Europe	5,510	11,643	7,699	13,713
Asia (except China and Singapore)	6,386	13,369	2,171	4,558
United States	1,649	5,634	3,450	10,736
Singapore	3,544	7,454	3,068	7,777
Others	409	1,251	30	56
Foreign market	33,342	65,393	36,529	69,507
Sales revenues	119,128	242,272	122,258	239,979

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
		Consolidated
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (1)	(29,716)	(59,493)	(27,940)	(57,319)
Acquisitions	(20,093)	(40,992)	(20,135)	(41,467)
Crude oil imports	(9,984)	(22,338)	(13,255)	(24,177)
Oil products imports	(8,974)	(15,916)	(5,201)	(13,436)
Natural gas imports	(1,135)	(2,738)	(1,679)	(3,854)
Third-party services and others	(9,623)	(18,501)	(7,805)	(15,852)
Depreciation, depletion and amortization	(17,023)	(31,715)	(12,630)	(25,742)
Production taxes	(14,475)	(30,884)	(15,175)	(30,182)
Employee compensation	(2,435)	(4,772)	(3,165)	(5,352)
Inventory turnover	1,200	1,980	(2,301)	364
Total	(62,449)	(124,884)	(61,211)	(118,231)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Consolidated
	2025 2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(6,067)	(11,307)	(5,570)	(11,119)
Depreciation, depletion and amortization	(965)	(1,949)	(870)	(1,725)
Reversal (allowance) for expected credit losses	(77)	(53)	11	(40)
Employee compensation	(174)	(350)	(183)	(334)
Total	(7,283)	(13,659)	(6,612)	(13,218)

5.3.	General and administrative expenses
		Consolidated
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Employee compensation	(1,498)	(3,046)	(1,916)	(3,363)
Materials, third-party services, rent and other related costs	(868)	(1,683)	(762)	(1,356)
Depreciation, depletion and amortization	(261)	(490)	(196)	(371)
Total	(2,627)	(5,219)	(2,874)	(5,090)

6.	Other income and expenses, net

			Consolidated
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Stoppages for asset maintenance and pre-operating expenses	(3,739)	(7,446)	(3,656)	(6,889)
Equalization of expenses - Production Individualization Agreements (1)	(3,849)	(3,872)	(77)	(127)
Pension and medical benefits – retirees (2)	(1,833)	(3,674)	(6,918)	(8,449)
Variable compensation programs (3)	(1,729)	(3,413)	(1,226)	(2,489)
Losses related to legal, administrative and arbitration proceedings	(711)	(1,874)	(1,277)	(2,675)
Collective bargaining agreement (4)	(1,214)	(1,214)	(29)	(39)
Operating expenses with thermoelectric power plants	(322)	(643)	(277)	(603)
Institutional relations and cultural projects	(350)	(559)	(228)	(364)
Gains (losses) with commodities derivatives	49	59	97	122
Results from co-participation agreements in bid areas	(113)	290	296	533
Results on disposal/write-offs of assets	78	402	663	1,469
Ship/take or pay agreements and fines imposed	385	553	216	449
Results of non-core activities	712	1,284	431	624
Early termination and cash outflows revision of lease agreements	800	1,705	417	759
Others	(796)	576	1,345	2,289
Total	(12,632)	(17,826)	(10,223)	(15,390)
(1) For more information, see note 17.
(2) For more information, see note 13.2 - Employee benefits (post-employment).
(3) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.
(4) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

		Consolidated
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	1,955	3,692	2,488	5,224
Income from investments and marketable securities (Government Bonds)	1,276	2,581	1,981	4,121
Other finance income	679	1,111	507	1,103
Finance expenses	(6,030)	(11,774)	(15,631)	(20,941)
Interest on finance debt	(2,926)	(5,648)	(2,705)	(5,449)
Unwinding of discount on lease liability	(3,699)	(7,332)	(2,905)	(5,613)
Capitalized borrowing costs	2,642	5,266	1,996	3,857
Unwinding of discount on the provision for decommissioning costs	(1,861)	(3,722)	(1,345)	(2,692)
Tax settlement programs - federal taxes (1)	−	−	(10,399)	(10,399)
Others	(186)	(338)	(273)	(645)
Foreign exchange gains (losses) and indexation charges	9,647	24,249	(23,253)	(30,258)
Foreign exchange gains (losses) (2)	11,343	29,474	(18,683)	(23,026)
Real x U.S. dollar	11,965	30,326	(18,667)	(23,166)
Other currencies	(622)	(852)	(16)	140
Reclassification of hedge accounting to the Statement of Income (2)	(2,824)	(7,052)	(3,126)	(6,578)
Tax settlement programs - federal taxes (1)	−	−	(1,184)	(1,184)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(500)	(876)	(1,634)	(1,980)
Recoverable taxes inflation indexation income	573	909	(787)	(542)
Other foreign exchange gains and indexation charges, net	1,055	1,794	2,161	3,052
Total	5,572	16,167	(36,396)	(45,975)
(1) For more information, see note 12.
(2) For more information, see notes 26.4.1.a. and 26.4.1.c.

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	81,606	112,104	12,320	449	(87,351)	119,128
Intersegments	81,266	1,451	4,626	8	(87,351)	−
Third parties	340	110,653	7,694	441	−	119,128
Cost of sales	(37,410)	(105,290)	(6,475)	(394)	87,120	(62,449)
Gross profit	44,196	6,814	5,845	55	(231)	56,679
Expenses	(10,534)	(4,916)	(5,164)	(5,851)	−	(26,465)
Selling	−	(2,933)	(4,259)	(91)	−	(7,283)
General and administrative	(147)	(549)	(177)	(1,754)	−	(2,627)
Exploration costs	(1,050)	−	−	−	−	(1,050)
Research and development	(842)	(9)	(9)	(235)	−	(1,095)
Other taxes	(38)	(79)	(29)	(576)	−	(722)
Impairment (losses) reversals, net	(778)	(275)	(3)	−	−	(1,056)
Other income and expenses, net	(7,679)	(1,071)	(687)	(3,195)	−	(12,632)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	33,662	1,898	681	(5,796)	(231)	30,214
Net finance income (expenses)	−	−	−	5,572	−	5,572
Results in equity-accounted investments	238	(52)	99	(31)	−	254
Net Income (loss) before income taxes	33,900	1,846	780	(255)	(231)	36,040
Income taxes	(11,445)	(646)	(232)	2,979	78	(9,266)
Net income (loss) for the period	22,455	1,200	548	2,724	(153)	26,774
Attributable to:
Shareholders of Petrobras	22,458	1,200	504	2,643	(153)	26,652
Non-controlling interests	(3)	−	44	81	−	122
	22,455	1,200	548	2,724	(153)	26,774

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Apr-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	81,779	114,935	11,449	418	(86,323)	122,258
Intersegments	81,381	1,293	3,642	7	(86,323)	−
Third parties	398	113,642	7,807	411	−	122,258
Cost of sales	(32,560)	(107,110)	(5,721)	(382)	84,562	(61,211)
Gross profit	49,219	7,825	5,728	36	(1,761)	61,047
Expenses	(8,200)	(3,660)	(4,531)	(10,117)	−	(26,508)
Selling	(2)	(2,803)	(3,802)	(5)	−	(6,612)
General and administrative	(113)	(484)	(182)	(2,095)	−	(2,874)
Exploration costs	(913)	−	−	−	−	(913)
Research and development	(765)	(5)	(5)	(233)	−	(1,008)
Other taxes	(4,355)	(111)	(17)	(596)	−	(5,079)
Impairment (losses) reversals, net	−	201	−	−	−	201
Other income and expenses, net	(2,052)	(458)	(525)	(7,188)	−	(10,223)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	41,019	4,165	1,197	(10,081)	(1,761)	34,539
Net finance income (expenses)	−	−	−	(36,396)	−	(36,396)
Results in equity-accounted investments	150	(1,323)	190	(13)	−	(996)
Net Income (loss) before income taxes	41,169	2,842	1,387	(46,490)	(1,761)	(2,853)
Income taxes	(13,946)	(1,416)	(407)	15,508	599	338
Net income (loss) for the period	27,223	1,426	980	(30,982)	(1,162)	(2,515)
Attributable to:
Shareholders of Petrobras	27,227	1,426	920	(31,016)	(1,162)	(2,605)
Non-controlling interests	(4)	−	60	34	−	90
	27,223	1,426	980	(30,982)	(1,162)	(2,515)

Consolidated Statement of Income by operating segment – Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	169,775	228,923	23,187	900	(180,513)	242,272
Intersegments	169,115	3,147	8,236	15	(180,513)	−
Third parties	660	225,776	14,951	885	−	242,272
Cost of sales	(77,125)	(215,056)	(13,035)	(795)	181,127	(124,884)
Gross profit	92,650	13,867	10,152	105	614	117,388
Expenses	(14,820)	(9,212)	(9,715)	(10,882)	−	(44,629)
Selling	(2)	(5,485)	(8,090)	(82)	−	(13,659)
General and administrative	(174)	(1,058)	(332)	(3,655)	−	(5,219)
Exploration costs	(2,861)	−	−	−	−	(2,861)
Research and development	(1,787)	(17)	(18)	(452)	−	(2,274)
Other taxes	(62)	(152)	(39)	(1,191)	−	(1,444)
Impairment (losses) reversals, net	(1,091)	(252)	(3)	−	−	(1,346)
Other income and expenses, net	(8,843)	(2,248)	(1,233)	(5,502)	−	(17,826)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	77,830	4,655	437	(10,777)	614	72,759
Net finance income (expenses)	−	−	−	16,167	−	16,167
Results in equity-accounted investments	315	283	183	(32)	−	749
Net Income (loss) before income taxes	78,145	4,938	620	5,358	614	89,675
Income taxes	(26,462)	(1,583)	(149)	833	(209)	(27,570)
Net income (loss) for the period	51,683	3,355	471	6,191	405	62,105
Attributable to:
Shareholders of Petrobras	51,690	3,355	374	6,037	405	61,861
Non-controlling interests	(7)	−	97	154	−	244
	51,683	3,355	471	6,191	405	62,105

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	161,423	224,840	23,438	797	(170,519)	239,979
Intersegments	160,505	2,792	7,206	16	(170,519)	−
Third parties	918	222,048	16,232	781	−	239,979
Cost of sales	(65,320)	(206,081)	(11,559)	(744)	165,473	(118,231)
Gross profit	96,103	18,759	11,879	53	(5,046)	121,748
Expenses	(11,317)	(7,803)	(8,937)	(14,668)	−	(42,725)
Selling	(6)	(5,535)	(7,608)	(69)	−	(13,218)
General and administrative	(214)	(901)	(321)	(3,654)	−	(5,090)
Exploration costs	(1,583)	−	−	−	−	(1,583)
Research and development	(1,455)	(13)	(8)	(440)	−	(1,916)
Other taxes	(4,453)	(145)	(42)	(1,134)	−	(5,774)
Impairment (losses) reversals, net	(21)	201	−	66	−	246
Other income and expenses, net	(3,585)	(1,410)	(958)	(9,437)	−	(15,390)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	84,786	10,956	2,942	(14,615)	(5,046)	79,023
Net finance income (expenses)	−	−	−	(45,975)	−	(45,975)
Results in equity-accounted investments	235	(1,968)	297	(17)	−	(1,453)
Net Income (loss) before income taxes	85,021	8,988	3,239	(60,607)	(5,046)	31,595
Income taxes	(28,827)	(3,725)	(1,000)	21,536	1,716	(10,300)
Net income (loss) for the period	56,194	5,263	2,239	(39,071)	(3,330)	21,295
Attributable to:
Shareholders of Petrobras	56,202	5,263	2,111	(39,151)	(3,330)	21,095
Non-controlling interests	(8)	−	128	80	−	200
	56,194	5,263	2,239	(39,071)	(3,330)	21,295

Other income and expenses, net by segment - Apr-Jun/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,397)	(166)	(155)	(21)	(3,739)
Equalization of expenses - Production Individualization Agreements	(3,849)	−	−	−	(3,849)
Pension and medical benefits - retirees	−	−	−	(1,833)	(1,833)
Variable compensation programs	(777)	(420)	(89)	(443)	(1,729)
Losses with legal, administrative and arbitration proceedings	30	(221)	(156)	(364)	(711)
Collective bargaining agreement	(562)	(240)	(56)	(356)	(1,214)
Results from co-participation agreements in bid areas	(113)	−	−	−	(113)
Results on disposal/write-offs of assets	(101)	8	80	91	78
Results of non-core activities	676	16	1	19	712
Early termination and cash outflows revision of lease agreements	829	(18)	−	(11)	800
Others	(415)	(30)	(312)	(277)	(1,034)
Total	(7,679)	(1,071)	(687)	(3,195)	(12,632)

Other income and expenses, net by segment - Apr-Jun/2024

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,392)	(139)	(92)	(33)	(3,656)
Equalization of expenses - Production Individualization Agreements	(77)	−	−	−	(77)
Pension and medical benefits - retirees	−	−	−	(6,918)	(6,918)
Variable compensation programs	(517)	(314)	(72)	(323)	(1,226)
Losses with legal, administrative and arbitration proceedings	(545)	(415)	(170)	(147)	(1,277)
Collective bargaining agreement	(1)	(28)	−	−	(29)
Results from co-participation agreements in bid areas	296	−	−	−	296
Results on disposal/write-offs of assets	532	231	22	(122)	663
Results of non-core activities	335	63	20	13	431
Early termination and cash outflows revision of lease agreements	409	17	9	(18)	417
Others	908	127	(242)	360	1,153
Total	(2,052)	(458)	(525)	(7,188)	(10,223)

Other income and expenses, net by segment - Jan-Jun/2025

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(6,387)	(739)	(274)	(46)	(7,446)
Equalization of expenses - Production Individualization Agreements	(3,872)	−	−	−	(3,872)
Pension and medical benefits - retirees	−	−	−	(3,674)	(3,674)
Variable compensation programs	(1,553)	(795)	(174)	(891)	(3,413)
Losses with legal, administrative and arbitration proceedings	(617)	(387)	(165)	(705)	(1,874)
Collective bargaining agreement	(562)	(240)	(56)	(356)	(1,214)
Results from co-participation agreements in bid areas	290	−	−	−	290
Results on disposal/write-offs of assets	84	1	94	223	402
Results of non-core activities	1,274	(31)	3	38	1,284
Early termination and cash outflows revision of lease agreements	1,701	(25)	3	26	1,705
Others	799	(32)	(664)	(117)	(14)
Total	(8,843)	(2,248)	(1,233)	(5,502)	(17,826)

Other income and expenses, net by segment - Jan-Jun/2024

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(6,400)	(268)	(165)	(56)	(6,889)
Equalization of expenses - Production Individualization Agreements	(127)	−	−	−	(127)
Pension and medical benefits - retirees	−	−	−	(8,449)	(8,449)
Variable compensation programs	(1,029)	(650)	(140)	(670)	(2,489)
Losses with legal, administrative and arbitration proceedings	(962)	(891)	(190)	(632)	(2,675)
Collective bargaining agreement	(5)	(30)	−	(4)	(39)
Results from co-participation agreements in bid areas	533	−	−	−	533
Results on disposal/write-offs of assets	1,215	354	118	(218)	1,469
Results of non-core activities	615	(75)	48	36	624
Early termination and cash outflows revision of lease agreements	740	26	4	(11)	759
Others	1,835	124	(633)	567	1,893
Total	(3,585)	(1,410)	(958)	(9,437)	(15,390)

The amount of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Apr-Jun/2025	16,071	3,913	743	225	20,952
Apr-Jun/2024	12,128	3,320	736	177	16,361

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Jun/2025	30,567	7,406	1,525	430	39,928
Jan-Jun/2024	24,656	6,527	1,492	334	33,009

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2025

Current assets	16,843	55,510	2,658	84,606	(23,758)	135,859
Non-current assets	813,690	116,132	28,952	80,257	−	1,039,031
Long-term receivables	46,927	14,424	829	66,405	−	128,585
Investments	1,838	1,083	959	363	−	4,243
Property, plant and equipment	755,010	99,842	26,730	11,349	−	892,931
Operating assets	594,452	89,283	23,544	8,134	−	715,413
Under construction	160,558	10,559	3,186	3,215	−	177,518
Intangible assets	9,915	783	434	2,140	−	13,272
Total Assets	830,533	171,642	31,610	164,863	(23,758)	1,174,890

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2024

Current assets	16,701	55,838	2,345	86,210	(25,882)	135,212
Non-current assets	760,749	115,848	30,226	82,762	−	989,585
Long-term receivables	43,693	13,729	564	69,640	−	127,626
Investments	1,850	709	1,127	395	−	4,081
Property, plant and equipment	704,444	100,669	28,118	10,686	−	843,917
Operating assets	569,046	91,818	24,371	7,692	−	692,927
Under construction	135,398	8,851	3,747	2,994	−	150,990
Intangible assets	10,762	741	417	2,041	−	13,961
Total Assets	777,450	171,686	32,571	168,972	(25,882)	1,124,797
9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Receivables from contracts with customers
Third parties	22,123	23,398	14,226	14,559
Related parties
Investees (note 27.5)	855	726	15,430	31,714
Subtotal	22,978	24,124	29,656	46,273
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	5,433	10,383	5,433	10,383
Lease receivables	1,394	1,848	19	135
Other receivables	3,231	3,664	2,632	2,888
Related parties
Applications in credit rights - FIDC-NP (note 27.3)	−	−	66,698	82,951
Subtotal	10,058	15,895	74,782	96,357
Total trade receivables	33,036	40,019	104,438	142,630
Expected credit losses (ECL) – Third parties	(9,872)	(10,151)	(6,232)	(6,063)
Expected credit losses (ECL) – Related parties	(5)	(11)	(5)	(11)
Total trade receivables, net	23,159	29,857	98,201	136,556
Current	18,474	22,080	94,010	129,592
Non-current	4,685	7,777	4,191	6,964

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final price linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 2,726 as of June 30, 2025 (R$ 2,579 as of December 31, 2024).

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Atapu and Sépia fields, totaling R$ 1,139 (R$ 3,147 as of December 31, 2024), from the sale of the Roncador field for R$ 1,872 (R$ 2,185 as of December 31, 2024) and the Potiguar cluster for R$ 822 (R$ 1,345 as of December 31, 2024).

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	06.30.2025		12.31.2024		06.30.2025		12.31.2024
	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)
Current	21,110	(478)	27,948	(1,041)	15,412	(474)	21,431	(1,023)
Overdue:
Until 3 months	495	(108)	1,316	(466)	462	(103)	1,221	(463)
3 – 6 months	182	(108)	391	(141)	151	(105)	353	(133)
6 – 12 months	1,532	(1,195)	184	(111)	1,493	(1,192)	170	(106)
More than 12 months	8,862	(7,983)	9,454	(8,392)	4,792	(4,358)	4,790	(4,338)
Total	32,181	(9,872)	39,293	(10,151)	22,310	(6,232)	27,965	(6,063)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2025	2024	2025	2024
Changes	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
Opening balance	10,162	7,821	6,074	4,636
Additions	530	453	513	429
Reversals	(325)	(222)	(325)	(212)
Write-offs	(25)	(47)	(25)	(46)
Cumulative translation adjustment	(465)	470	−	−
Closing balance	9,877	8,475	6,237	4,807
Current	2,053	1,626	1,801	1,407
Non-current	7,824	6,849	4,436	3,400
10.	Inventories
	Consolidated
	06.30.2025	12.31.2024
Crude oil	17,091	16,379
Oil products	13,323	13,382
Intermediate products	3,059	2,627
Natural gas and Liquefied Natural Gas (LNG)	693	628
Biofuels	154	134
Fertilizers	9	7
Total products	34,329	33,157
Materials, suppliers and others	10,598	8,393
Total	44,927	41,550

Inventories are presented net of losses to adjust to their net realizable value, which are primarily due to fluctuations in international oil and oil product prices. When incurred, they are recognized in the statement of income as cost of sales and services incurred. In the six-month period ended June 30, 2025, a provision for losses of R$35 was recognized (reversal of R$215 in the six-month period ended June 30, 2024).

At June 30, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,466 (R$ 4,712 at December 31, 2024).

11.	Trade payables
	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Third parties in Brazil	23,750	22,644	22,315	21,401
Third parties abroad	10,520	14,917	3,751	8,879
Related parties (note 27.1)	104	98	8,872	9,461
Total	34,374	37,659	34,938	39,741

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of June 30, 2025, the balance advanced by suppliers, within the scope of the program, is R$ 766 (R$ 832 as of December 31, 2024) and has a payment term from 4 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12. Taxes 12.1. Income taxes	Consolidated

	Current assets		Current liabilities		Non-current liabilities
	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	3,459	2,510	190	4,324	2,098	2,046
Income taxes - Tax settlement programs	−	−	315	303	1,129	1,238
	3,459	2,510	505	4,627	3,227	3,284
Taxes abroad	8	35	3,075	4,044	−	−
Total	3,467	2,545	3,580	8,671	3,227	3,284
(1) It includes uncertain tax treatments (see note 12.1.1).

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of recorded taxes are shown below:

	Apr-Jun	2025 Jan-Jun	Apr-Jun	2024 Jan-Jun
Net income (loss) before income taxes	36,040	89,675	(2,853)	31,595
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(12,254)	(30,490)	970	(10,742)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	2,632	2,632	2,608	2,608
Different jurisdictional tax rates for companies abroad	1,301	2,677	1,252	2,680
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(230)	(643)	(471)	(717)
Tax incentives	360	533	(118)	37
Effects of the global minimum tax	(312)	(614)	−	−
Internal transfer prices adjustments for operations between related parties abroad	(476)	(929)	−	−
Tax loss carryforwards (unrecognized tax losses)	1	3	147	424
Enrollment in the tax settlement program	−	−	(833)	(833)
Post-employment benefits	(534)	(1,190)	(2,844)	(3,445)
Results of equity-accounted investments in Brazil and abroad	83	251	(431)	(602)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	99	174	144	248
Others	64	26	(86)	42
Income taxes	(9,266)	(27,570)	338	(10,300)
Deferred income taxes	(6,248)	(13,480)	5,568	7,225
Current income taxes	(3,018)	(14,090)	(5,230)	(17,525)
Effective tax rate of income taxes	25.7%	30.7%	11.8%	32.6%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The table below shows the movement in the periods:

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2025	2024	2025	2024
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
Opening balance	(3,390)	(48,148)	(14,254)	(59,000)
Recognized in income of the period	(13,480)	7,225	(13,266)	6,644
Recognized in shareholders’ equity	(18,799)	13,029	(18,816)	13,040
Cumulative Translation Adjustment	(209)	227	−	−
Use of tax credits	(242)	(7)	(238)	−
Others	118	(8)	−	2
Closing balance	(36,002)	(27,682)	(46,574)	(39,314)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated
Nature	Basis for realization	06.30.2025	12.31.2024
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(36,728)	(38,926)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	21,598	21,440
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(68,582)	(52,745)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(101,466)	(99,340)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(5,920)	16,322
Leases	Appropriation of consideration	73,867	67,058
Provision for decommissioning costs	Payment and reversal of the provision	56,321	56,462
Provision for legal proceedings	Payment and reversal of the provision	5,066	5,068
Tax losses	Compensation of 30% of taxable income	5,432	6,046
Inventories	Sale, Write-Off and Loss	2,680	2,628
Employee benefits, mainly pension plan	Payment and reversal of the provision	7,388	7,368
Others		4,342	5,229
Total		(36,002)	(3,390)
Deferred tax assets		5,483	5,710
Deferred tax liabilities		(41,485)	(9,100)

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.1.1 Uncertain treatments on Corporate Income Tax (CIT)

As of June 30, 2025, the Company has R$ 4,548 (R$ 4,748 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has R$ 30,960 of uncertain tax treatments (R$ 33,408 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings.

As of June 30, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 29,579 (R$ 26,468 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of June 30, 2025, the total amount of uncertain tax treatments amounts to R$ 65,087 (R$ 64,624 as of December 31, 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,092	2,857	3,734	3,709	6,597	5,670	−	−
Current/Deferred PIS and COFINS (2)	3,199	6,460	14,227	12,656	2,252	2,311	945	829
PIS and COFINS - Law 9,718/98	−	−	3,618	3,651	−	−	−	−
Production taxes/Royalties	−	−	−	−	8,568	9,345	428	539
Withholding income taxes	−	−	−	−	638	1,823	−	−
Others	269	275	2,128	2,138	1,271	1,046	496	496
Total in Brazil	6,560	9,592	23,707	22,154	19,326	20,195	1,869	1,864
Taxes abroad	28	38	206	147	63	141	−	−
Total	6,588	9,630	23,913	22,301	19,389	20,336	1,869	1,864
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) In January and February 2025, the Company used credits arising from the tax settlement program which the Company enrolled in June 2024, which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad, to compensate tax debts.
12.3.	Enrollment in the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program proposed by the Brazilian National Treasury by means of the Transaction Notice PGFN-RFB 6/2024, closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services, settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024, as disclosed in the consolidated financial statements as of December 31, 2024, note 17.3.

The effects of enrollment in this program resulted in a R$ 11,238 expense in the second quarter of 2024, net of reimbursements to Petrobras made by partners in E&P consortia of the amounts corresponding to their respective interests, whose enrollments in this program were approved by June 30, 2024.

Other taxes	4,256
Net finance income (expense)	11,583
Income taxes	(4,601)
Total effect on the statement of income	11,238

13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2025	12.31.2024
Liabilities
Short-term employee benefits	10,023	9,395
Termination benefits	413	447
Post-retirement benefits	72,446	70,577
Total	82,882	80,419
Current	14,947	14,337
Non-current	67,935	66,082
Total	82,882	80,419

13.1.      Short-term employee benefits

	Consolidated
	06.30.2025	12.31.2024
Accrued vacation and 13th salary	4,246	3,215
Profit sharing	1,849	2,379
Performance award program	1,717	2,161
Salaries and related charges and other provisions (1)	2,211	1,640
Total	10,023	9,395
Current	9,827	9,203
Non-current (2)	196	192
Total	10,023	9,395
(1) It includes advance payment related to the Collective Bargaining Agreement for the next 2 years (ACT 25/27), recognized as Other income and expenses, net (see note 6).
(2) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The company recognized the following amounts in the income statement:

	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(5,378)	(10,397)	(4,918)	(9,497)
Management fees and charges	(21)	(38)	(23)	(37)
Variable compensation programs (1)	(1,729)	(3,413)	(1,224)	(2,489)
Performance award program - PRD (2)	(817)	(1,593)	(520)	(912)
Profit sharing - PLR (2)	(912)	(1,820)	(704)	(1,577)
Total	(7,128)	(13,848)	(6,165)	(12,023)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

13.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the six-month period ended June 30, 2025, the Company:

•	paid R$ 2,350 (R$ 2,266 at the parent company) relating to the profit sharing (PLR) for 2024, considering the rules and individual limits according to each employee's compensation.
•	provisioned R$ 1,807 (R$ 1,577 from the six-month period ended June 30, 2024) relating to the PLR for 2025, recorded in other operating expenses. At the parent company, the provision was R$ 1,790 (R$ 1,539 from the six-month period ended June 30, 2024).

Performance award program (Programa de prêmio por desempenho - PRD)

In the six-month period ended June 30, 2025, the Company:

•	paid R$ 2,033 (R$ 1,535 at the parent company) relating to the performance award program (PRD) for 2024, considering compliance with the company's performance metrics and the individual performance of employees; and
•	provisioned R$ 1,599 (R$ 912 for the period January to June 2024) relating to the PRD for 2025 for fiscal year 2025, recorded in other operating expenses, including Petrobras' current bonus program and other programs of the consolidated companies. At the parent company, the provision was R$ 1,272 (R$ 713 for the period January to June 2024).

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2.      Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	06.30.2025	12.31.2024
Liabilities
Health Care Plan: AMS Saúde Petrobras	48,367	46,433
Petros Pension Plan - Renegotiated (PPSP-R)	13,980	14,175
Petros Pension Plan - Non-renegotiated (PPSP-NR)	4,823	4,824
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,516	2,444
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,429	2,345
Petros 2 Pension Plan (PP-2)	331	356
Total	72,446	70,577
Current	5,002	5,001
Non-current	67,444	65,576

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

The Company pays the healthcare costs based on beneficiary utilization. The company's and beneficiaries' financial share of the expenses is established in the collective bargaining agreement, currently being 70% (seventy percent) for the company and 30% (thirty percent) for the beneficiaries.

On April 26, 2024, CGPAR Resolutions No. 42/2022 and No. 49/2023 were revoked by CGPAR Resolution No. 52/2024. Therefore, in June 2024, the company and the unions agreed, via an amendment to the current collective bargaining agreement, to resume the historical health plan funding ratio of 70% to Petrobras and 30% to beneficiaries, effective April 2024.

Due to this agreement, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan in the second quarter of 2024, which resulted in a R$ 127 increase in actuarial liabilities, as follows: (i) a R$ 6,955 expense within other income and expenses, due to the change in the benefit costing; (ii) a R$ 6,828 gain within other comprehensive income due to the revision of actuarial assumptions.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main differences between the accounting practices of the company (IFRS Accounting Standards) and the pension fund (CNPC), as of December 31, 2024, are demonstrated below:

	PPSP-R (1)	PPSP-NR (1)
Accumulated deficit according to CNPC – Petros Foundation	1,603	576
Ordinary and extraordinary future contributions - sponsor	23,181	6,793
Contributions related to the TFC - sponsor	4,073	2,738
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(12,238)	(2,938)
Net actuarial liability according to CVM – Sponsor Company	16,619	7,169

(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

13.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the statement of income – cost and expenses	1,022	448	16	3,385	4,871
Current service cost	8	3	−	460	471
Net interest cost	1,014	445	16	2,925	4,400
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effects	(1,145)	(365)	(40)	(1,448)	(2,998)
Contributions paid	(1,065)	(320)	(40)	(1,448)	(2,873)
Payments related to Term of financial commitment (TFC)	(80)	(45)	−	−	(125)
Balance at June 30, 2025	16,496	7,252	331	48,367	72,446
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in the statement of income – cost and expenses	1,067	405	39	9,734	11,245
Past service cost (2)				6,955	6,955
Current service cost	19	5	1	586	611
Net interest cost	1,048	400	38	2,193	3,679
Recognized in Equity - other comprehensive income	−	−	−	(6,828)	(6,828)
(Gains)/losses arising from the remeasurement (2)	−	−	−	(6,828)	(6,828)
Cash effect	(1,090)	(337)	(33)	(994)	(2,454)
Contributions paid	(1,017)	(300)	(33)	(994)	(2,344)
Payments related to Term of financial commitment (TFC)	(73)	(37)	−	−	(110)
Other changes	−	1	−	−	1
Balance at June 30, 2024	22,927	8,782	879	48,684	81,272
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effect of the Intermediate review on the health plan with change in benefits.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(65)	(16)	(2)	(1,114)	(1,197)
Related to retirees (other income and expenses)	(957)	(432)	(14)	(2,271)	(3,674)
Net costs for Jan-Jun/2025	(1,022)	(448)	(16)	(3,385)	(4,871)
Related to active employees (cost of sales and expenses) (2)	(85)	(19)	(9)	(2,683)	(2,796)
Related to retirees (other income and expenses) (3)	(982)	(386)	(30)	(7,051)	(8,449)
Net costs for Jan-Jun/2024	(1,067)	(405)	(39)	(9,734)	(11,245)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 1,566.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 5,389.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(33)	(8)	(1)	(560)	(602)
Related to retirees (other income and expenses)	(478)	(217)	(6)	(1,132)	(1,833)
Net costs for Apr-Jun/2025	(511)	(225)	(7)	(1,692)	(2,435)
Related to active employees (cost of sales and expenses) (2)	(43)	(9)	(5)	(2,125)	(2,182)
Related to retirees (other income and expenses) (3)	(491)	(193)	(15)	(6,219)	(6,918)
Net costs for Apr-Jun/2024	(534)	(202)	(20)	(8,344)	(9,100)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 1,566.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 5,389.

13.2.2. Contributions

In the six-month period ended June 30, 2025, the company contributed a total of R$2,998 (R$2,454 in the six-month period ended June 30, 2024) to the defined benefit plans, which reduced the balance of obligations, as shown in the table in explanatory note 13.2.1. Additionally, it contributed R$648 (R$586 for the period in the six-month period ended June 30, 2024) to the defined contribution portion of the PP2 plan and R$5 to the PP3 plan (R$5 in the six-month period ended June 30, 2024), which were recognized in funding and expenses for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	06.30.2025	12.31.2024
Labor claims	4,103	3,937
Tax claims	2,478	2,474
Civil claims	7,994	9,936
Environmental claims	1,196	1,196
Total	15,771	17,543
	Consolidated
	2025 Jan-Jun	2024 Jan-Jun
Opening Balance	17,543	16,000
Additions, net of reversals	792	1,301
Use of provision	(3,665)	(1,340)
Accruals and charges	1,148	1,371
Others	(47)	42
Closing balance	15,771	17,374

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

During the period from January to June 2025, the decrease in the provisioned liability is mainly due to changes in the following cases:

•	signing of the agreement to settle the dispute with EIG, as detailed in note 14.4.3; and
•	R$ 222 related to civil disputes related to expropriation and easement of passage.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2025	12.31.2024
Tax	53,632	50,694
Labor	4,632	4,812
Civil	19,168	16,680
Environmental and others	597	559
Total	78,029	72,745

	Consolidated
	2025 Jan-Jun	2024 Jan-Jun
Opening Balance	72,745	71,390
Additions	2,517	3,417
Use (1)	(409)	(6,968)
Accruals and charges	3,178	1,484
Others	(2)	45
Closing balance	78,029	69,368

(1) In the six-month period ended June 30, 2024, the Company used credits arising from the enrollment to the tax settlement program proposed in the Transaction Notice PGFN-RFB 6/2024, which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad.

During the period from January to June 2025, the Company made judicial deposits net of reversals in the amount of R$ 2,517, highlighting the deposits and nature of the related contingencies:

•	R$ 1,145 related to government participation amounts related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça);
•	R$ 468 related to service provision contracts, particularly gas distribution contracts for the Thermoelectric Plants;
•	R$ 381 related to Corporate Income Tax and Social Contribution tax for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax and Social Contribution tax calculation basis; and
•	R$ 334 related to various tax deposits.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$200, which allows judicial discussion without the immediate disbursement.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30, 2025, the balance of production capacity held in guarantee in the NJP is R$ 13,456 (R$ 13,362 as of December 31, 2024).

14.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	06.30.2025	12.31.2024
Tax	130,328	132,970
Labor	10,223	40,034
Civil	75,365	67,559
Environmental and others	8,215	8,038
Total	224,131	248,601

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of ICMS involving several states; (vi) withholding income tax (IRRF) on remittances for payments of vessel charters; and (vii) collection of IRPJ and CSLL on transfer price.
•	Labor matters, comprising several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

In the period from January to June 2025, the decrease in contingent liabilities is primarily due to the following changes:

•	R$ 29,576 related to favorable decisions in class actions requiring a review of the methodology for calculating the Minimum Remuneration Supplement by Level and Regime (RMNR), as detailed in note 14.3.1;
•	R$ 4,111 regarding the favorable decision to exclude fine and its repercussions on the levy of Withholding Income Tax (IRRF) on remittances for vessel charter payments;
•	R$ 1,484 due to a favorable decision on the levy of IRPJ and CSLL on transfer pricing; and
•	R$ 976 due to a favorable decision in a lawsuit regarding the levy of IRPJ and CSLL on capital gains on the sale and amortization of goodwill on the acquisition of equity interests.

These effects were mainly offset by: (i) R$ 4,324 related to civil litigation involving contractual issues; (ii) R$ 1,880 related to administrative and judicial proceedings discussing differences in special participation and royalties in various oil fields, including the unification of deposits and reservoirs; (iii) R$ 799 related to lawsuits discussing issues related to supplementary pension plans managed by Petros; (iv) R$ 792 related to the non-approval of PIS and COFINS offsets due to credit disallowance; and (v) R$ 577 related to the charge on ICMS crediting - Single-phase levied on the acquisition of goods.

14.3.1 Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation, which was consolidated in Theme 13 of the TST's Repetitive Appeals. The Brazilian Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. In April 2025, the TST, accepting the STF's decision, declared the aforementioned Theme 13 to be obsolete, revoking it.

The Company has been adjusting the expectation of loss in collective actions regarding RMNR from possible to remote and has been adjusting the expectation of loss in individual cases, according to their procedural progress.

As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, whose expectations have been changed or terminated, according to their progress in Court. In the second quarter of 2025, there was a final decision in favor of the Company, relating to the claim of the Norte Fluminense Union, which reduced this contingent liability, in the amount of R$ 29,576.

As of June 30, 2025, due to the diversity of phases, legal proceedings related to RMNR remain reflected in the company's financial statements, with R$498 (R$546 as of December 31, 2024) classified as a probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$977 (R$30,553 as of December 31, 2024) classified as a possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the STF.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals that revoked the processing decision and the precautionary embargo on April 3, 2025. In another procedural aspect, on September 15, 2022, the Court of Cassation recognized the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283 million, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the six-month period ended June 30, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	Consolidated
	06.30.2025	12.31.2024
Onshore	3,049	3,053
Shallow Waters	45,743	44,996
Deep and ultra-deep post-salt	73,443	74,740
Pre-salt	40,040	39,464
Total	162,275	162,253
Current	13,720	10,500
Non-current	148,555	151,753

	Consolidated
	2025	2024
	Jan-Jun	Jan-Jun
Opening balance	162,253	112,330
Adjustment to provision	47	369
Transfers related to liabilities held for sale	565	(1,729)
Use of provisions	(4,139)	(3,515)
Interest accrued	3,622	2,621
Others	(73)	69
Closing balance	162,275	110,145

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Escrow account and/ or collateral	3,773	4,647	3,497	4,179
Advances to suppliers	14,272	13,667	15,374	14,836
Prepaid expenses	2,200	2,172	1,770	1,695
Derivatives transactions	400	181	266	109
Assets related to E&P partnerships	799	2,342	6,207	5,545
Others	2,465	2,078	963	877
Total	23,909	25,087	28,077	27,241
Current	7,714	9,599	10,964	10,817
Non-Current	16,195	15,488	17,113	16,424

Liabilities	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Obligations arising from divestments	4,933	5,657	4,930	5,655
Contractual retentions	4,502	3,785	4,368	3,668
Advances from customers	1,557	1,671	1,316	1,355
Provisions for environmental expenses, R&D and fines	4,845	4,215	4,554	3,884
Other taxes (note 12.2)	1,869	1,864	1,869	1,864
Unclaimed dividends	1,529	1,708	1,529	1,708
Derivatives transactions	514	799	421	666
Obligations arising from acquisition of equity interests	831	806	831	806
Various creditors	515	610	514	605
Others	2,586	2,566	2,468	2,540
Total	23,681	23,681	22,800	22,751
Current	14,065	13,652	12,676	12,045
Non-Current	9,616	10,029	10,124	10,706

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	−	134	42,979	430	48,157	91,700	90,513
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	5,236	−	−	5,236	5,236
Write-offs	(3)	(150)	(1,666)	(20)	(77)	(1,916)	(1,884)
Transfers (5)	602	14,364	(19,875)	8,436	−	3,527	3,533
Transfers to assets held for sale	−	(7)	−	−	−	(7)	(5)
Depreciation, amortization and depletion	(281)	(15,189)	−	(12,400)	(20,114)	(47,984)	(49,506)
Impairment recognition (note 19)	(18)	(650)	(108)	(58)	(465)	(1,299)	(1,299)
Impairment reversal (note 19)	−	23	−	−	−	23	−
Cumulative translation adjustment	(4)	(22)	(38)	(236)	−	(300)	−
Balance at June 30, 2025	15,685	282,153	177,518	218,620	198,955	892,931	905,149
Accumulated cost	24,574	611,513	213,576	425,755	304,583	1,580,001	1,532,713
Accumulated depreciation and impairment (4)	(8,889)	(329,360)	(36,058)	(207,135)	(105,628)	(687,070)	(627,564)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	960	31,013	167	15,522	47,663	46,969
Additions to / review of estimates of decommissioning costs	−	−	−	327	−	327	322
Capitalized borrowing costs	−	−	3,834	−	−	3,834	3,832
Write-offs	(15)	(70)	(661)	(26)	(125)	(897)	(975)
Transfers (5)	(200)	8,515	(12,613)	5,430	(88)	1,044	1,041
Transfers to assets held for sale	−	(105)	(24)	(557)	−	(686)	(679)
Depreciation, amortization and depletion	(194)	(12,974)	−	(10,041)	(15,585)	(38,794)	(40,063)
Impairment reversal (note 19)	18	173	10	−	66	267	66
Cumulative translation adjustment	4	34	33	135	1	207	−
Balance at June 30, 2024	12,620	279,309	125,758	191,180	146,872	755,739	770,082
Accumulated cost	21,830	577,702	173,952	367,568	225,125	1,366,177	1,316,521
Accumulated depreciation and impairment (4)	(9,210)	(298,393)	(48,194)	(176,388)	(78,253)	(610,438)	(546,439)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions to assets under construction are mainly due to investments in the development of production in the Búzios field and fields in the Campos basin, Santos basin and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field, the FPSO Alexandre de Gusmão in the Mero field, rigs for E&P operations, and extension of the lease agreement for the FPSO Cidade de Angra dos Reis in the Tupi field.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
06.30.2025
Accumulated cost	170,667	118,843	15,073	304,583	320,522
Accumulated depreciation and impairment	(35,799)	(64,520)	(5,309)	(105,628)	(113,007)
Total	134,868	54,323	9,764	198,955	207,515
12.31.2024
Accumulated cost	139,231	108,624	14,487	262,342	278,171
Accumulated depreciation and impairment	(29,176)	(57,070)	(4,642)	(90,888)	(97,148)
Total	110,055	51,554	9,845	171,454	181,023

17.4 Production individualization agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and the pre-salt layer of Jubarte.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIPs submitted to the approval of the ANP:

	Consolidated and Parent Company
	2025 Jan-Jun	2024 Jan-Jun
Initial balance	3,575	2,238
Additions (write-offs) in Property, Plant and Equipment	(2,004)	610
Payments made	−	(6)
Other operating (income) expenses	3,872	127
Ending balance	5,443	2,969
(1) Mainly Berbigão, Sururu, Agulhinha and the pre-salt layer of Jubarte.

In May 2025, the Company submitted for approval of the ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos Basin, comprising the following areas:

•	Jubarte Field area (BC-60) representing 97.25% of the shared reservoir;
•	Non-contracted areas (Brazilian Federal Government, represented by PPSA) representing 1.89% of the shared reservoir; and
•	Argonauta Field area (BC-10) representing 0.86% of the shared reservoir.

In July 2025, this AIP was approved by the ANP, effective as of August 1, 2025.

With the approval of the AIP, negotiations for the Agreement on Expenditure and Volume Equalization will begin, enabling the financial settlement of previously provisioned amounts upon its conclusion.

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2025, the capitalization rate was 7.17% p.a. (7.14% p.a. for the six-month period ended June 30, 2024).

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	35	604	−	639	617
Capitalized borrowing costs	−	30	−	30	30
Write-offs	−	(6)	−	(6)	(5)
Transfers	−	10	−	10	7
Amortization	(9)	(404)	−	(413)	(396)
Impairment accrual (note 19)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	(1)	(1)	(3)	−
Balance at June 30, 2025	9,588	3,561	123	13,272	13,079
Accumulated cost	10,771	10,804	123	21,698	20,798
Accumulated amortization and impairment	(1,183)	(7,243)	−	(8,426)	(7,719)
Estimated useful life in years	Indefinite(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	2	513	−	515	498
Capitalized borrowing costs	−	23	−	23	23
Transfers	−	20	−	20	18
Amortization	(9)	(333)	−	(342)	(327)
Balance at June 30, 2024	11,736	3,084	123	14,943	14,775
Accumulated cost	12,055	9,652	123	21,830	20,986
Accumulated amortization and impairment	(319)	(6,568)	−	(6,887)	(6,211)
Estimated useful life in years	Indefinite(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Impairment
		Consolidated
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Income Statement
Impairment (losses) reversals	(1,056)	(1,346)	201	246
Exploratory oil and gas costs	−	(1,198)		−
Impairment of equity-accounted investments	15	18	6	91
Net effect within the statement of income	(1,041)	(2,526)	207	337
Losses	(1,056)	(2,574)	(5)	(27)
Reversals	15	48	212	364
Statement of financial position
Property, plant and equipment	(737)	(1,276)	201	267
Intangible	−	(946)	−	−
Assets held for sale	(319)	(322)	−	39
Investments	15	18	6	31
Net effect within the statement of financial position	(1,041)	(2,526)	207	337

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the six-month period ended June 30, 2025, net impairment losses were recognized in the amount of R$ 2,526, mainly due to:

•	the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin, which resulted in the recognition of a R$ 1,198 impairment loss;
•	the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU), due to the need to extend the contractual term until the end of 2026 for the decommissioning of this asset, which resulted in the recognition of a R$ 459 impairment loss; and

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	additional financial compensation for the Cherne Cluster (registered within assets classified as held for sale) due to the accident on platform PCH-1, which occurred in the second quarter of 2025, which resulted in the recognition of a R$ 319 impairment loss.

In the six-month period ended June 30, 2024, net impairment reversals were recognized in the amount of R$ 337, mainly due to: (i) a R$ 201 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant Araucária Nitrogenados S.A. (ANSA); (ii) a R$ 66 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba; and (iii) a R$ 60 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2025	2024
	Jan-Jun	Jan-Jun
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	9,131	7,321
Additions	2,888	935
Write-offs	(21)	(123)
Transfers	(478)	−
Cummulative translation adjustment	(137)	53
Losses on projects without economic viability	(252)	−
Closing balance	11,131	8,186
Intangible
Opening Balance	9,966	11,197
Losses on projects without economic viability	(946)	−
Closing balance	9,020	11,197
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	20,151	19,383
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions from January to June 2025 mainly refer to the drilling of pre-salt layer, associated with the Aram exploration fields in the Santos Basin, and Norte de Brava, in the Campos Basin.

In the six-month period ended June 30, 2025, the recognition of losses in intangible assets and property, plant and equipment resulted from economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos Basin, as described in note 19.

Exploration costs recognized in the income statement and the cash flows associated with oil and natural gas evaluation and exploration activities are shown below:

	Consolidated
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(1,033)	(1,566)	(578)	(985)
Exploration expenditures written off (includes dry wells and signature bonuses)	(1)	(1,203)	(294)	(542)
Contractual penalties on local content requirements	(1)	(33)	(13)	(24)
Other exploration expenses	(15)	(59)	(28)	(32)
Total expenses	(1,050)	(2,861)	(913)	(1,583)

Cash used in:
Operating activities	1,048	1,625	606	1,017
Investment activities	1,483	2,893	750	1,380
Total cash used	2,531	4,518	1,356	2,397

20.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,884 (R$ 7,740 as of December 31, 2024), which is still in force as of June 30, 2025, net of commitments undertaken. As of June 30, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,670 (R$ 7,669 as of December 31, 2024) and bank guarantees of R$ 214 (R$ 71 as of December 31, 2024).

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.	Investments

21.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2024	365,419	145	124	710	366,398
Investments	510	−	11	−	521
Restructuring, capital decrease and others	(191)	−	−	−	(191)
Results of equity-accounted investments	9,818	20	54	223	10,115
Translation adjustment	(44,665)	−	−	(1,231)	(45,896)
Other comprehensive income	(28)	−	−	1,347	1,319
Dividends	(857)	(42)	(35)	(10)	(944)
Balance at June 30, 2025	330,006	123	154	1,039	331,322

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	17	−	17
Transfers to held for sale	−	−	−	(57)	(57)
Restructuring, capital decrease and others	(2)	−	(1)	−	(3)
Results of equity-accounted investments	11,023	31	(27)	(1,868)	9,159
Translation adjustment	41,453	−	−	1,262	42,715
Other comprehensive income	307	1	2	(842)	(532)
Dividends	(1,026)	−	6	(5)	(1,025)
Balance at June 30, 2024	315,775	170	107	2,442	318,494
(1) Includes other investments.

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2024	2,971	1,110	4,081
Investments	11	24	35
Restructuring, capital decrease and others	−	(25)	(25)
Results in equity-accounted investments	517	232	749
Cumulative translation adjustments	(349)	(1,278)	(1,627)
Other comprehensive income	−	1,347	1,347
Dividends	(307)	(10)	(317)
Balance at June 30, 2025	2,843	1,400	4,243

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	2,341	4,233	6,574
Investments	17	16	33
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	(1)	(9)	(10)
Results in equity-accounted investments	421	(1,874)	(1,453)
Cumulative translation adjustments	332	1,304	1,636
Other comprehensive income	2	(842)	(840)
Dividends	(395)	(8)	(403)
Balance at June 30, 2024	2,717	2,763	5,480
(1) Includes other investments.

22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	06.30.2025		12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	2,841	2,841	3,156
Total	2,842	2,842	3,157
Liabilities on assets classified as held for sale
Provision for decommissioning costs	3,940	3,940	4,418
Total	3,940	3,940	4,418

22.1 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to June 2025		Asset recognized in previous periods US$ million	Value of contingent assets on 06/30/2025 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	52	305	1,272	3,939
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	36	205	303	311
Baúna Field	Nov/2020	285	8	45	253	24
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	18	100	32	40
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	114	655	2,312	4,461

(1) The amount recorded in other operating income is adjusted to present value (explanatory note 6).

23.	Finance debt

23.1 Balance by type of finance debt

	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Banking Market	25,420	17,512	25,280	17,374
Capital Market	16,557	13,775	16,053	13,301
Development banks (1)	3,036	3,146	−	−
Related Parties (note 27.3)	−	−	67,255	85,021
Others	11	13	−	−
Total in Brazil	45,024	34,446	108,588	115,696
Banking Market	19,867	22,853	6,808	10,308
Capital Market	67,818	75,949	−	−
Export Credit Agency	7,348	9,341	−	−
Related Parties (note 27.1)	−	−	393,333	458,716
Others	691	837	−	−
Total abroad	95,724	108,980	400,141	469,024
Total finance debt	140,748	143,426	508,729	584,720
Current	13,508	15,887	134,032	106,522
Noncurrent	127,240	127,539	374,697	478,198
(1) Includes BNDES.

The amount classified in current finance debt is composed of:

	Consolidated		Parent Company
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Short-term debt	74	60	7,931	28,707
Current portion of long-term debt	10,850	13,202	123,390	75,013
Accrued interest on short and long-term debt	2,584	2,625	2,711	2,802
Total	13,508	15,887	134,032	106,522

The capital market balance is mainly composed of R$ 64,522 in global notes, issued abroad by PGF, R$ 11,165 in debentures and R$ 4,888 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2026 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 92% and 8% of the total global notes, respectively.

The debentures and commercial notes, due between 2026 and 2045, do not require real guarantees and are not convertible into shares or equity interests.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On June 30, 2025, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

23.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	11,173	6,344	17,517
Repayment of principal (1)	(1,230)	(7,677)	(8,907)
Repayment of interest (1)	(1,514)	(3,441)	(4,955)
Accrued interest (2)	2,047	3,372	5,419
Foreign exchange/ inflation indexation charges	102	(300)	(198)
Translation adjustment	−	(11,554)	(11,554)
Balance at June 30, 2025	45,024	95,724	140,748

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	3,001	54	3,055
Repayment of principal (1)	(790)	(11,163)	(11,953)
Repayment of interest (1)	(1,032)	(4,040)	(5,072)
Accrued interest (2)	1,222	3,932	5,154
Foreign exchange/ inflation indexation charges	560	1,559	2,119
Translation adjustment	−	13,581	13,581
Balance at June 30, 2024	32,444	113,871	146,315
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as related transaction costs.

23.3 Reconciliation with cash flows from financing activities - Consolidated

			2025			2024
			Jan-Jun			Jan-Jun
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	17,517	(8,907)	(4,955)	3,055	(11,953)	(5,072)
Related deposits (1)	−	(55)	(11)	−	219	55
Cash flows from financing activities	17,517	(8,962)	(4,966)	3,055	(11,734)	(5,017)
Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

In the six-month period ended June 30, 2025 the Company:

•	repaid several finance debts, in the amount of R$ 13,928; and
•	raised R$ 17,517, notably: (i) public offering of debentures, in the amount of R$ 2,861, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of R$ 8,255; and (iii) proceeds in the international banking market, in the amount of R$ 6,303.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	4,678	7,991	11,714	8,481	3,926	49,138	85,928	84,948
Floating rate debt (2)	3,401	6,115	8,012	2,857	785	5,030	26,200
Fixed rate debt	1,277	1,876	3,702	5,624	3,141	44,108	59,728
Average interest rate (p.a)	6.3%	6.5%	6.0%	5.7%	6.2%	6.6%	6.5%
Financing in Brazilian Reais (R$):	1,066	2,695	730	747	5,213	32,945	43,396	40,386
Floating rate debt(3)	790	699	170	170	170	29,990	31,989
Fixed rate debt	276	1,996	560	577	5,043	2,955	11,407
Average interest rate (p.a)	10.5%	10.6%	9.7%	9.9%	10.3%	8.3%	9.4%
Financing in Euro (€):	−	49	−	793	141	2,314	3,297	3,323
Fixed rate debt	−	49	−	793	141	2,314	3,297
Average interest rate (p.a)	−	4.6%	−	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	89	94	−	−	2,200	3,088	5,471	5,381
Fixed rate debt	89	94	−	−	2,200	3,088	5,471
Average interest rate (p.a)	6.1%	6.1%	−	−	6.1%	6.6%	6.3%
Financing in Renminbi:	13	26	27	27	27	2,536	2,656	2,576
Floating rate debt	13	26	27	27	27	2,536	2,656
Average interest rate (p.a)	3.1%	3.1%	3.0%	3.0%	2.9%	3.1%	3.0%
Total on June 30, 2025	5,846	10,855	12,471	10,048	11,507	90,021	140,748	136,614
Average interest rate (p.a)	7.4%	7.6%	7.1%	7.1%	7.7%	6.8%	6.8%	−
Total on December 31, 2024	15,887	11,538	14,023	11,096	11,019	79,863	143,426	137,549
Average interest rate (p.a)	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
(1) The average maturity of outstanding debt as of June 30, 2025 is 11.92 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

As of June 30, 2025, the fair values of financing are mainly determined by using:

•	Level 1 – quoted prices in active markets, when applicable, in the amount of R$ 63,208 (R$ 69,193, on December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 73,406 as of June 30, 2025 (R$ 68,356 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2025	2026	2027	2028	2029	2030 onwards	06.30.2025	12.31.2024
Principal	3,485	10,939	12,742	10,609	11,781	92,820	142,376	145,353
Interest	5,197	10,595	9,508	8,515	8,229	83,004	125,048	126,247
Total (1)	8,682	21,534	22,250	19,124	20,010	175,824	267,424	271,600
(1) The nominal flow of leases is found in note 24.

23.5 Lines of credit

				06.30.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras (2)	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras (3)	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				7,829		7,829

(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 million compared to the US$ 5,000 million contracted in 2021. Thus, US$ 5,000 million will be available for withdrawal until November 16, 2026 and US$ 4,110 million from November 16, 2026, to November 16, 2028.
(2) On December 27, 2024, the credit line agreement with Banco do Brasil for R$ 2 billion was amended, extending the term to October 26, 2030. On April 3, 2025, a new amendment was approved, increasing the credit line amount from R$ 2 billion to R$ 3.5 billion.
(3) On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from R$ 2 billion to R$ 4 billion.

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2024	33,959	196,082	230,041
Remeasurement / New agreements	6,469	38,826	45,295
Payment of principal and interest	(7,040)	(18,075)	(25,115)
Charges incurred in the period	1,339	6,080	7,419
Monetary and Exchange variation	(2,199)	(24,656)	(26,855)
Cumulative translation adjustments	2	(99)	(97)
Transfers	1	−	1
Balance at June 30, 2025	32,531	198,158	230,689
Current			50,590
No Current			180,099

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement / New agreements	4,135	9,751	13,886
Payment of principal and interest (1)	(6,922)	(12,687)	(19,609)
Charges incurred in the period	1,403	4,282	5,685
Monetary and Exchange variation	2,044	19,395	21,439
Cumulative translation adjustments	−	126	126
Balance at June 30, 2024	33,543	151,615	185,158
Current			41,340
No Current			143,818

(1) The Statement of Cash Flow includes R$ 151 relating to the movement of liabilities held for sale.

As of June 30, 2025, the value of the lease liability of Petrobras Holding is R$ 236,650 (R$ 237,578 as of December 31, 2024), including leases and subleases with investee companies, mainly Transpetro.

The nominal (undiscounted) cash flow, without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total
Nominal value on June 30, 2025	28,592	45,636	35,532	24,903	19,054	196,041	349,758
Nominal value on December 31, 2024	54,719	38,027	29,824	21,527	17,991	179,217	341,305

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	Consolidated
	2025	2024
	Jan-Jun	Jan-Jun
Variable payments	2,721	2,683
Up to 1 year maturity	35	275

Variable payments x fixed payments	11%	14%

At June 30, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 330,770 (R$ 402,710 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.	Equity

25.1 Share capital

As of June 30, 2025, the subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 12,888,732,761 shares, all registered, book-entry and with no par value, as follows:

	06.30.2025		12.31.2024
	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	117,208	7,442,454,142
Preferred	86,811	5,446,501,379	88,224	5,602,042,788
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	13,044,496,930

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, being 155,541,409 preferred shares and 222,760 common shares. The effects of the cancellation of shares on shareholders’ equity were reflected in the capital reserves (R$ 7) and retained earnings (R$ 5,563), against the treasury shares account, without reducing the share capital.

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

		Statutory Reserves
	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955
Additional dividends approved on Ordinary Shareholders’ Meeting of 2024	−	−	(21,935)	−	−	(14,204)	(36,139)
Balance at June 30, 2024	41,086	10,272	21,936	7,499	42,023	−	122,816

Balance at January 1, 2025	41,086	10,272	−	8,289	26,185	9,145	94,977
Cancellation of treasury shares	−	−	−	−	(5,563)	−	(5,563)
Additional dividends approved on Ordinary Shareholders’ Meeting of 2025	−	−	−	−	−	(9,145)	(9,145)
Balance at June 30, 2025	41,086	10,272	−	8,289	20,622	−	80,269

25.3 Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to R$ 73,906, corresponding to R$ 5.73413520 per outstanding common and preferred share. This amount includes advances on remuneration to shareholders, monetarily updated by the variation in the Selic rate from the date of payment to December 31, 2024, in the amount of R$64,761, and the supplementary dividend of R$9,145 which, on December 31, 2024, is highlighted in shareholders’ equity as a proposed additional dividend.

The complementary dividends of R$ 9,145, equivalent to R$ 0.70954522 per outstanding common and preferred share, were paid in two installments, in May and June, 2025, updated by the Selic interest rate from December 31, 2024 until the date of each payment.

Dividends and interest on capital relating to the first quarter of 2025

On May 12, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 11,718 (R$ 0.90916619 per outstanding preferred and common shares), based on the net income for the three-month period ended March 31, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends	05.12.2025	06.02.2025	0.30844749	3,975
Interim interest on capital	05.12.2025	06.02.2025	0.60071870	7,743
Total anticipated dividends			0.90916619	11,718

These dividends and interest on capital will be paid in two equal installments of R$ 5,859, in August and September 2025, and will be deducted from the remuneration that will be distributed to shareholders relating to 2025. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2025.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by R$ 2,632. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Dividends payable

On June 30, 2025, the balance of dividends payable to the parent company's shareholders of R$ 11,009 (R$ 16,334 on December 31, 2024) corresponds to the advance of earnings related to the first quarter of 2025, net of withholding income tax on interest on capital of R$ 709.

	Parent Company
	2025	2024
	Jan-Jun	Jan-Jun
Change of dividends payable
Opening balance	16,334	16,947
Additions according to resolution of Ordinary Shareholders’ Meeting	9,145	36,139
Additions according to the resolution of Board of Directors (advances)	11,718	13,446
Payments made	(26,154)	(54,636)
Monetary update	867	1,969
Transfers (unclaimed dividends)	(91)	(223)
Withholding income tax on interest on capital and monetary update(1)	(810)	(890)
Closing balance	11,009	12,752
(1) Includes withholding income tax on interest on capital deliberated in 2024 of R$14 and in 2025 of R$709, in addition to withholding income tax on monetary adjustment of dividends paid in 2025 of R$87.

In the period from January to June 2025, Petrobras made the following dividend disbursements:

Events	Date of payment	Remuneration deliberated	Monetary update	Withholding income tax on monetary update	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2024 – First installment (1)	02/20/2025	7,773	147	(15)	(48)	7,857
Dividends and interest on capital of the third quarter of 2024 – Second installment (2)	03/20/2025	8,547	223	(22)	(26)	8,722
Complementary dividends of 2024 - First installment	05/20/2025	4,573	220	(22)	(22)	4,749
Complementary dividends of 2024 - Second installment	06/20/2025	4,572	277	(28)	(21)	4,800
Residual payments of dividends from previous years		−	−	−	26	26
Total		25,465	867	(87)	(91)	26,154
(1) Gross amount deliberated of R$8,559, net of withholding income tax on interest on capital of R$786 collected in 2025.
(2) Gross amount deliberated of R$8,559, of which R$8,423 were dividends and R$136 were interest on capital, net of withholding income tax on interest on capital of R$12 collected in 2025.

Unclaimed dividends

As of June 30, 2025, the balance of dividends and interest on capital not claimed by shareholders of Petrobras is R$ 1,529 (R$ 1,708 on December 31, 2024) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	Jan-Jun/2025	Jan-Jun/2024
Changes in unclaimed dividends
Opening balance	1,708	1,630
Prescription	(270)	(48)
Transfers from dividends payable	91	223
Closing Balance	1,529	1,805

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.4 Earnings per share

		Consolidated and Parent Company
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income for the period
Common	15,389	35,720	(1,503)	12,162
Preferred	11,263	26,141	(1,102)	8,933
	26,652	61,861	(2,605)	21,095

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,446,501,379	5,455,611,812	5,466,560,112
	12,888,732,761	12,888,732,761	12,897,843,194	12,908,791,494

Basic and diluted earnings per share (R$ per share)
Common	2.07	4.80	(0.20)	1.63
Preferred	2.07	4.80	(0.20)	1.63

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares of 2024 is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows:

26.1 Statement of income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	145	307	(325)	(330)
Other derivatives	(1)	(2)	−	−
Cash flow hedge on exports - Note 26.4.1 (a)	(2,824)	(7,052)	(3,126)	(6,578)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	(48)	20	(105)	(205)
Recognized in Net finance income (expense)	(2,728)	(6,727)	(3,556)	(7,113)

Price risk (commodity derivatives)
Recognized in other income and expenses	49	59	97	122
Total	(2,679)	(6,668)	(3,459)	(6,991)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.2 Statement of comprehensive income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	22,124	55,292	(31,807)	(38,321)
Deferred income taxes	(7,522)	(18,799)	10,814	13,029
Total	14,602	36,493	(20,993)	(25,292)

26.3 Statement of financial position

Assets and liabilities

	06.30.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(119)	(624)
Closed derivatives transactions awaiting financial settlement	5	6
Recognized in Statements of Financial Position	(114)	(618)
Other assets (note 16)	400	181
Other liabilities (note 16)	(514)	(799)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(415)	(650)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	US$ 16	US$ 20	3	1	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	3,008	3,008	235	108	Level 2	2029/2034
Price risk
Future contracts – crude oil and oil products (2)	1,121	(1,450)	61	(83)	Level 1	2025
Swap – Soybean oil (3)	(11)	−	(2)	−	Level 2	2025
Options - Long put/ Soybean oil (3)	(3)	−	(1)	−	Level 2	2025
Total open derivative transactions			(119)	(624)
(1) Amounts in U.S. dollars represent millions of the respective currencies.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons (PBIO operations).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Consolidated Guarantees given (received) as collateral
	06.30.2025	12.31.2024
Commodity derivatives	215	426

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	06.30.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(42,802)	(98,094)
Deferred income taxes	14,554	33,353
Total	(28,248)	(64,741)

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.4	Market risks
26.4.1	Foreign exchange risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of June 30, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4571 exchange rate are set out below:

		Present value of hedging instrument notional value at 06.30.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2025 to June 2035	70,052	382,279

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	16,495	94,522
Exports affecting the statement of income	(6,413)	(37,215)
Principal repayments / amortization	(5,930)	(34,112)
Foreign exchange variations	−	(48,989)
Amounts designated as of June 30, 2025	70,052	382,279
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2025	92,116	502,689

In the six-month period ended June 30, 2025, the Company recognized a R$ 749 gain within foreign exchange gains (losses) due to ineffectiveness (a R$ 467 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 77.82%.

A roll-forward schedule of cumulative foreign exchange losses recognized in equity to be realized by future exports is set out below:

	Jan-Jun/2025	Jan-Jun/2024
Opening balance	(98,094)	(28,833)
Recognized in equity	48,240	(44,899)
Reclassified to the statement of income	7,052	6,578
Other comprehensive income (loss)	55,292	(38,321)
Closing balance	(42,802)	(67,154)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of June 30, 2025, is set out below:

Consolidated
	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(5,324)	(10,524)	(11,125)	(7,492)	(6,459)	(1,878)	(42,802)

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 527 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
SWAP CDI x USD	93
c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 5.45% depreciation of the real;
•	euro x U.S. dollar - a 1.54 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.56 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 0.76 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Risk	Financial Instruments	Exposure in US$ million	Exposure in R$	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,425	24,145	1,315	4.829
	Liabilities	(115,324)	(629,336)	(34,274)	(125.867)
	Exchange rate - Cross currency swap	(488)	(2,664)	(145)	(533)
	Cash flow hedge on exports	70,052	382,279	20,819	76.456
	Total	(41,335)	(225,576)	(12,285)	(45.115)
Euro/Dollar	Assets	1,186	6,470	100	1.294
	Liabilities	(1,724)	(9,409)	(145)	(1.882)
	Total	(538)	(2,939)	(45)	(588)
Pound/Dollar	Assets	1,018	5,555	31	1.111
	Liabilities	(2,007)	(10,950)	(61)	(2.190)
	Total	(989)	(5,395)	(30)	(1.079)
Renminbi /Dollar	Assets	1	3	−	1
	Liabilities	(488)	(2,661)	(20)	(532)
	Total	(487)	(2,658)	(20)	(531)
Others (1)	Assets	44	239	52	(41)
	Liabilities	(67)	(368)	(24)	(74)
	Total	(23)	(129)	28	(115)
Total at June 30, 2025		(43.372)	(236,697)	(12,352)	(47,428)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

26.4.2	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(374)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(14)
Soybean oil - price changes	Option	−	(4)
Foreign currency - depreciation R$ x US$	Forward contracts	−	(8)
		−	(400)

The positions with commodity derivatives are presented in note 26.3.

26.4.3	Interest rate risk management

The Company considers that interest rate risk does not create significant exposure and, therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of June 30, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Risk	Probable scenario	Reasonably possible scenario

CDI	3,847	5,386
SOFR 3M (1)	684	884
SOFR 6M (1)	406	482
SOFR O/N (1)	426	596
IPCA	631	884
TJLP	352	492
LPR 12M (2)	82	114
TR	25	35
	6,453	8,873
(1) It represents the Secured Overnight Financing Rate.
(2) Loan Prime Rate.
26.5	Liquidity risk management

The company routinely manages the possibility of insufficient cash to meet its obligations on schedule. Liquidity risk is also mitigated by defining benchmarks for managing cash and financial investments and by periodically analyzing projected cash flow risks. Monte Carlo simulations quantify key risk factors, such as oil prices, exchange rates, international gasoline and diesel prices, among others. This allows for a better understanding of the financial requirements for operational continuity and the execution of the Business Plan.

In this context, Petrobras' consolidated and individual financial statements, even though they show negative net working capital, do not compromise its liquidity.

Additionally, the company maintains revolving credit facilities as a liquidity buffer in adverse situations, as per Note 23.5. It regularly assesses market conditions and may repurchase its securities or those of its subsidiaries in the international capital markets through various means, including repurchase offers, bond redemptions, and/or open market transactions, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and cost of debt.

The expected cash flows from the company's financing and lease liabilities are presented in Notes 23.4 and 24, respectively.

26.6	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of June 30, 2025, the financial assets of cash and cash equivalents and of marketable securities are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy on Transactions with Related Parties that is reviewed and approved by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

27.1 Commercial transactions per operation with investees (Parent Company)

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	06.30.2025			12.31.2024
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,305	50	14,355	30,075	100	30,175
Dividends receivable	108	−	108	363	−	363
Amounts related to construction of gas pipeline	−	726	726	−	887	887
Other operations	34	224	258	38	251	289
Advances to suppliers	66	1,390	1,456	133	1,409	1,542
Total	14,513	2,390	16,903	30,609	2,647	33,256
Liabilities
Lease liabilities (1)	(2,523)	(715)	(3,238)	(2,464)	(1,748)	(4,212)
Mutual operations	(561)	(102,484)	(103,045)	(763)	(111,782)	(112,545)
Prepayment of exports	(84,321)	(205,967)	(290,288)	(57,300)	(288,871)	(346,171)
Accounts payable to suppliers (note 11)	(8,872)	−	(8,872)	(9,461)	−	(9,461)
Purchases of crude oil, oil products and others	(8,540)	−	(8,540)	(8,463)	−	(8,463)
Affreightment of platforms	(279)	−	(279)	(333)	−	(333)
Advances from customers	(53)	−	(53)	(616)	−	(616)
Other operations	−	−	−	(49)	−	(49)
Total	(96,277)	(309,166)	(405,443)	(69,988)	(402,401)	(472,389)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Result
Revenues, mainly sales revenues	33,928	67,649	33,623	66,078
Foreign exchange and inflation indexation charges, net (2)	9,968	24,788	(18,812)	(24,708)
Finance income (expenses), net (2)	(8,038)	(16,606)	(6,527)	(12,446)
Total	35,858	75,831	8,284	28,924
(2) Includes the amounts of R$119 of active exchange rate variation and R$185 of financial expense related to lease and sublease operations required by IFRS 16 / CPC 06 (R2) (R$163 of passive exchange rate variation and R$247 of financial expense for the period from January to June 2024).

27.2 Annual interest rates for loan operations

	Parent Company
		Liability
	06.30.2025	12.31.2024
De 7.01 to 8%	(50,035)	(42,676)
De 8.01 to 9%	(53,010)	(69,869)
Total	(103,045)	(112,545)

27.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current and non-current liabilities.

	Parent Company
	06.30.2025	12.31.2024
Accounts receivable, net (note 9.1)	66,698	82,951
Credit rights assignments (note 23.1)	(67,255)	(85,021)

	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	1,714	3,787	1,099	2,056
Financial Expenses FIDC-NP	(1,859)	(3,935)	(940)	(1,758)
Net finance income (expense)	(145)	(148)	159	298

27.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 89,409 to be settled on June 30, 2025 (R$ 99,132 on December 31, 2024).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2025		12.31.2024
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	385	40	401	8
Other associates and joint ventures	470	64	325	90
Subtotal	855	104	726	98
Brazilian government
Government bonds	3,907	−	6,898	−
Banks controlled by the Brazilian Government	82,748	23,251	74,496	16,563
Federal Government (1)	−	4,816	−	6,476
Pré-Sal Petróleo S.A. – PPSA	−	136	−	490
Others	1,010	554	1,454	529
Subtotal	87,665	28,757	82,848	24,058
Petros	279	1,453	272	1,450
Total	88,799	30,314	83,846	25,606
Current assets	9,535	6,474	9,639	8,557
Non-current assets	79,264	23,840	74,207	17,049

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

		Consolidated
	2025		2024
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
Petrochemical companies	4,748	9,499	4,656	8,750
Other associates and joint ventures	56	121	47	145
Subtotal	4,804	9,620	4,703	8,895
Public entities
Government bonds	166	340	200	429
Banks controlled by the Brazilian Government	(258)	(520)	(24)	54
Brazilian Government	(185)	(332)	(518)	(658)
Pré-Sal Petróleo S.A. – PPSA	138	(1,346)	(560)	(513)
Others	(348)	(736)	(420)	(451)
Subtotal	(487)	(2,594)	(1,322)	(1,139)
Petros	(28)	(51)	(25)	(49)
Total	4,289	6,975	3,356	7,707

Revenues, mainly sales revenues	4,781	9,564	4,685	8,848
Purchases and services	−	−	16	29
Operating income and expense	(215)	(2,085)	(1,021)	(1,044)
Foreign exchange and inflation indexation charges, net	(104)	(192)	(591)	(726)
Finance income (expenses), net	(173)	(312)	267	600
Total	4,289	6,975	3,356	7,707

The liability related to the company's employee pension plans managed by Fundação Petros, which includes debt instruments, is presented in explanatory note 13.

27.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding is based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy, and is presented below:

Parent Company

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Jan-Jun/2025			Jan-Jun/2024
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	8.1	0.8	8.9	8.0	0.6	8.6
Social security and other employee-related taxes	2.2	0.1	2.3	2.1	0.1	2.2
Post-employment benefits (pension plan)	0.7	−	0.7	0.6	−	0.6
Variable compensation	−	−	−	6.7	−	6.7
Benefits due to termination of tenure	0.3	−	0.3	0.3	−	0.3
Total compensation recognized in the statement of income	11.3	0.9	12.2	17.7	0.7	18.4
Total compensation paid (1)	21.4	0.9	22.3	19.8	0.7	20.5
Monthly average number of members in the period	8.83	11.00	19.83	9.00	11.00	20.00
Monthly average number of paid members in the period	8.83	9.00	17.83	9.00	7.33	16.33

(1) Includes portion of the variable compensation for Administrators in the Executive Board related to previous years.

In the period from January to June 2025, the consolidated expense for the total remuneration of the company's directors and board members amounted to R$ 37.54 (R$ 36.61 in the period from January to June 2024).

The remuneration of the members of the Advisory Committees to the Board of Directors should be considered separately from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 665 thousand in the period from January to June 2025 (R$ 785 thousand, considering social charges). In the period from January to June 2024, the remuneration accrued in the period was R$ 825 thousand (R$ 982 thousand, considering social charges).

On April 16, 2025, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 47.57 as the global limit of remuneration to be paid in the period between April 2025 and March 2026 (R$ 43.21 in the period between April 2024 and March 2025, set on April 25, 2024).

28.	Supplemental information on statement of cash flows
Consolidated
	Jan-Jun/2025	Jan-Jun/2024
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	4,953	4,619
Transactions not involving cash
Purchase of property, plant and equipment on credit	1,270	800
Lease	47,119	15,039
Provision for decommissioning costs	34	327
Use of tax credits and judicial deposit for the payment of contingency	651	322
Earn Out related to Atapu and Sépia fields	290	533

28.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated
	2025	2024
	Jan-Jun	Jan-Jun
Depreciation and depletion of Property, plant and equipment	47,984	38,794
Amortization of Intangible assets	413	342
	48,397	39,136
Depreciation of right of use - recovery of PIS/COFINS	(496)	(439)
Capitalized depreciation	(7,973)	(5,688)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	39,928	33,009
29.	Subsequent events

Dividends and interest on capital for the second quarter of 2025

On August 7, 2025, the Board of Directors approved the distribution of interim dividends and interest of capital of R$ 8,660 (R$ 0.67192409 per outstanding preferred and common share), based on the interim financial information for the period ended June 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as per the table below:

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Parent Company
	Date of approval by the Board of Directors	Date of shareholder position	Amount per common and preferred share	Amount
Interim dividends	08.07.2025	08.21.2025	0.20092175	2,590
Interim interest on capital	08.07.2025	08.21.2025	0.47100234	6,070
Total of interim dividends and interest on capital			0.67192409	8,660

These dividends and interest on capital will be paid in two equal installments of R$ 4,330, on November 21, 2025 and December 22, 2025. The amounts will be updated by the variation of the Selic rate, from the date of the actual payment of each installment until the end of the fiscal year, on December 31, 2025, and will be deducted from the remuneration that will be distributed to shareholders at the end of the 2025 fiscal year.

64

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.	Correlation between the explanatory notes of December 31, 2024 and the ones of June 30, 2025
	Number of notes
Notes to the Financial Statements	Annual for 2024	Quarterly information for 2Q-25
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	23	17
Intangible assets	24	18
Impairment	25	19
Exploration and evaluation of oil and gas reserves	26	20
Disposal of assets and other transactions	29	22
Finance debt	30	23
Lease liability	31	24
Equity	32	25
Financial risk management	33	26
Related party transactions	34	27
Supplemental information on statement of cash flows	35	28
Subsequent events	36	29

The notes to the annual report 2024, which were suppressed in the interim financial statements of June 30, 2025 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Consortia (partnerships) in E&P activities	27

65

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on June 30, 2025;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on June 30, 2025.

Rio de Janeiro, August 7, 2025.

Magda Maria de Regina Chambriard	Renata Faria Rodrigues Baruzzi Lopes
Chief Executive Officer	Chief Engineering, Technology and Innovation Officer

Angélica Garcia Cobas Laureano	Ricardo Wagner de Araújo
Chief Energy Transition and Sustainability Officer	Chief Governance and Compliance Executive Officer

Clarice Coppetti	Sylvia Maria Couto dos Anjos
Chief Corporate Affairs Officer	Chief Exploration and Production Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Fernando Sabbi Melgarejo
Chief of Finance and Investor Relations Executive Officer

66

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2025, which comprises the statement of financial position as of June 30, 2025 and the respective statements of income and comprehensive income for the three and six-month periods then ended, and statements of changes in shareholders' equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended June 30, 2025, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 7, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer